Exhibit (a)(1)(xiv)

SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH

ALL OF THE OUTSTANDING SHARES OF COMMON STOCK

OF

REEDS JEWELERS, INC.

NOT OWNED BY SPARKLE, LLC OR ITS SUBSIDIARIES

AT AN INCREASED CASH PRICE OF

$2.05 NET PER SHARE

BY

SPARKLE, LLC

Sparkle, LLC, a North Carolina limited liability company (“Sparkle”), has amended its offer to purchase all of the issued and outstanding shares of common stock, par value $.10 per share (the “Shares”) of Reeds Jewelers, Inc., a North Carolina corporation (“Reeds”), not owned by Sparkle or its subsidiaries, to an increased price of $2.05 per Share, net to the selling shareholder in cash, upon the terms and subject to the conditions set forth in this Supplement to the Offer to Purchase (the “Supplement”), the Offer to Purchase dated January 29, 2004 (the “Offer to Purchase”), and in the revised Letter of Transmittal (which together with any amendments or supplements hereto or thereto, collectively constitute the “Amended Offer”).

THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, MAY 6, 2004, UNLESS EXTENDED BY SPARKLE PURSUANT TO THE OFFER TO PURCHASE.

THE AMENDED OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A NUMBER OF SHARES (THE “TENDERED SHARES”) WHICH, EXCLUDING THE SHARES BENEFICIALLY OWNED BY SPARKLE AND CERTAIN OTHER PERSONS AS SET FORTH IN THE “INTRODUCTION—MINIMUM TENDER CONDITION,” (THE “SPARKLE SHARES”), WILL CONSTITUTE, ON THE DATE THE TENDERED SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE AMENDED OFFER, AT LEAST A MAJORITY OF THOSE OUTSTANDING SHARES WHICH ARE NOT SPARKLE SHARES, AND WHICH WILL RESULT IN SPARKLE OWNING MORE THAN 90% OF THE ISSUED AND OUTSTANDING SHARES AS OF THE DATE THE TENDERED SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE AMENDED OFFER. THE AMENDED OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SUPPLEMENTAL TERMS OF THE TENDER OFFER—SECTION 10 (“CERTAIN CONDITIONS OF THE AMENDED OFFER”).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

Shareholders desiring to tender all or any portion of their Shares should do one of the following, as applicable: (1) complete and sign the original or revised Letter of Transmittal and enclose all of the documents required by the Letter of Transmittal and its instructions, including their Share certificates and any required signature guarantees, and mail or deliver them to the Depositary at the address listed on the back cover of this document; (2) follow the procedure for book-entry transfer of Shares set forth in the Offer to Purchase under the heading The Tender Offer—Section 3 (“Procedures for Tendering Shares”); or (3) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction for them. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender those Shares.

A shareholder who desires to tender its Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase under the heading The Tender Offer—Section 3 (“Procedures for Tendering Shares”).

Sparkle has not authorized any person to make any recommendation on its behalf as to whether you should tender or refrain from tendering your Shares. You should rely only on the information contained in this document or to which Sparkle has referred you. Sparkle has not authorized anyone to provide you with information or to make any representation in connection with the Amended Offer other than those contained in this Supplement, the Offer to Purchase, or in the revised Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by Sparkle.

This Supplement does not constitute an offer to exchange or sell or a solicitation of an offer to exchange or buy, any securities other than the Shares by Sparkle or its subsidiary. The Amended Offer is being made to all holders of Shares. Sparkle is not aware of any state where the making of the Amended Offer is prohibited by administrative or judicial action pursuant to a state statute. If Sparkle becomes aware of any state where the making of the Amended Offer is prohibited, Sparkle will make a good faith effort to comply with any such statute. If, after such good faith effort, Sparkle cannot comply with any such statute, the Amended Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

This Supplement, the Offer to Purchase, and the revised Letter of Transmittal contain important information that should be read before any decision is made with respect to the Amended Offer. Except as otherwise expressly set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and the revised Letter of Transmittal remain applicable in all respects to the Amended Offer and are incorporated herein by reference. This Supplement should be read carefully in conjunction with the Offer to Purchase and the revised Letter of Transmittal, as the same have been amended.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below and on the back cover of this Supplement. Requests for additional copies of this Supplement, the Offer to Purchase, or the revised Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

THE INFORMATION AGENT FOR THIS AMENDED OFFER IS:

THE ALTMAN GROUP, INC.

1275 VALLEY BROOK AVENUE

LYNDHURST, NEW JERSEY 07071

BANKS AND BROKERS CALL:

(201) 460-1200

ALL OTHERS CALL TOLL FREE:

(800) 249-7123

FACSIMILE: (201) 460-0050

THE EXECUTIVE OFFICE OF SPARKLE IS:

SPARKLE, LLC

111 PRINCESS STREET

WILMINGTON, NORTH CAROLINA 28401

(910) 763-4669 EXT. 203

THE DATE OF THIS SUPPLEMENT TO THE OFFER TO PURCHASE IS

APRIL 29, 2004

SUMMARY TERM SHEET

This summary highlights important and material information from this Supplement and the Offer to Purchase, but is intended to be an overview only. To fully understand the Amended Offer as supplemented by this document and for a more complete description of the terms of the Amended Offer, you should read carefully this entire document along with the related Offer to Purchase (as amended by amendments to the Tender Offer Statement filed under Schedule TO by Sparkle and those persons having beneficial ownership of its membership interests (Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Dr. Andrew Michael Schreiber, Bradley Trent Zimmer, Landon Garrett Zimmer, Rose W. Zimmer, and Mark Harrison Schreiber, collectively, plus Sparkle Acquisition, Inc., a North Carolina corporation wholly-owned by Sparkle, the “Affiliates”)), with the Securities and Exchange Commission (the “Commission”), (as so amended, the “Offer to Purchase”), and the documents incorporated by reference or otherwise referred to herein and in the revised Letter of Transmittal. Section and heading references are included to direct you to a more complete description of the topics contained in this summary.

•	Sparkle has amended its offer to acquire all of the Shares, excluding the Sparkle Shares, by increasing the price in the offer to $2.05 per Share in cash, subject to the terms and conditions set forth in the Offer to Purchase, the revised Letter of Transmittal, and this Supplement (together with the Offer to Purchase and revised Letter of Transmittal, the “Amended Offer”). All shareholders whose Shares are validly tendered (and not withdrawn) and accepted for payment (including Shares tendered prior to the date of this Supplement) will receive the increased price even if such shareholders have previously tendered (and not withdrawn) their Shares and take no further action. See Supplemental Terms of the Tender Offer-Section 1(“Terms of the Amended Offer”) for a description of the terms of the Amended Offer.

•	This Amended Offer is conditioned on, among other things, the valid and unwithdrawn tender of at least a majority of the Shares other than the Sparkle Shares (the “Minimum Tender Condition”), which, when accepted for payment by Sparkle, will result in Sparkle owning more than 90% of the Shares as of the date the Shares are accepted for payment pursuant to the Amended Offer. In order to fulfill the Minimum Tender Condition, Sparkle must acquire at least 527,938 Shares in the Amended Offer excluding the Sparkle Shares. The Minimum Tender Condition is not waivable. See Supplemental Terms of the Tender Offer—Section 10 (“Certain Conditions of the Amended Offer”) for a description of certain other conditions to the Amended Offer.

•	If the Amended Offer is completed, but less than all of the outstanding Shares (including Shares covered by stock options with an exercise price of $2.05 or less) are tendered, Sparkle will effect a merger (the “Merger”) between Reeds and a wholly-owned subsidiary of Sparkle under the “short form” merger provisions of the North Carolina Business Corporation Act (the “NC Business Act”). See Offer to Purchase: The Tender Offer – Section 8 (“Merger and Dissenters’ Rights; ‘Going Private’ Rules”) for more information on the Merger.

•	Under Section 55-11-04 of the NC Business Act, Sparkle may effect a “short form” merger without the affirmative vote of the board of directors or shareholders of Reeds if Sparkle, or its wholly-owned subsidiary with which Reeds would merge, owns at least 90% of the outstanding Shares. Nonetheless, in connection with the Merger, a copy of the plan of merger must be mailed by Sparkle or its affiliate to each Reeds’ shareholder who does not waive the mailing requirement prescribed by Section 55-11-04(c) of the NC Business Act. See Offer to Purchase: The Tender Offer – Section 8 (“Merger and Dissenters’ Rights; ‘Going Private’ Rules”) for more information on the Merger.

•	This is a “going private” transaction. As a result of the Amended Offer and, if necessary, the Merger:

•	Sparkle would own directly all of the equity interests in Reeds;

•	Reeds’ current shareholders would no longer have any interest in Reeds’ future earnings or growth except for those current Reeds’ shareholders that are members of Sparkle who would thus maintain an indirect interest in Reeds’ future earnings and growth;

•	Reeds would no longer be a public company, and its financial statements and periodic reports would no longer be publicly available; and

•	The Shares would no longer trade on the American Stock Exchange.

See Special Factors—Section 3 (“Certain Effects of the Tender Offer and Merger”) for more information on the effects of the Amended Offer and Merger.

•	Shareholders who tender their Shares in the Amended Offer will, if the Amended Offer is completed, receive cash for their Shares sooner than shareholders who wait for the Merger, if any, but shareholders who tender will not be entitled to a judicial proceeding to determine the fair value of their Shares under North Carolina law as will be available to those shareholders who dissent to the Merger. Should the Amended Offer be completed, any shareholders who do not tender their Shares may exercise their dissenters’ rights in accordance with Article 13 of the NC Business Act following notice of the Merger. See Offer to Purchase: The Tender Offer—Section 8 (“Merger and Dissenters’ Rights; ‘Going Private’ Rules”) and Schedule D to the Offer to Purchase for more information on dissenters’ rights.

QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER

•	HOW HAS SPARKLE AMENDED ITS TENDER OFFER?

Sparkle has amended its tender offer to increase the offer price from $1.85 to $2.05 per Share, net to the selling shareholder in cash. The $2.05 per Share price represents a 15% premium over the Shares’ closing price on March 26, 2004, which was the last trading day prior to the announcement of the price increase to $2.05 per Share in the Amended Offer, and an 11% increase above the $1.85 per Share price originally offered by Sparkle in the initial Offer to Purchase. The $2.05 per Share price also represents an 85% premium over the Shares’ closing price on December 1, 2003, which was the last trading day prior to Sparkle’s announcement of its intention to commence a tender offer for the remaining Shares of Reeds at the initial price of $1.85 per Share, and premiums of 87%, 85%, and 86% over the Shares’ average closing price for the 90, 20, and 5 trading days ending on December 1, 2003, respectively. You should obtain a recent market quotation for the Shares in deciding whether to tender your Shares.

•	IF I ALREADY TENDERED MY SHARES IN THE ORIGINAL OFFER, DO I HAVE TO DO ANYTHING NOW?

No. Shareholders who validly tendered their Shares previously and have not withdrawn them do not have to take any further action. If the Amended Offer is completed, these Shares will be accepted for payment and such shareholders will receive the increased price of $2.05 per Share, net to the selling shareholder in cash.

•	HAS THE EXPIRATION DATE OF THE TENDER OFFER BEEN CHANGED?

The expiration date of the Amended Offer is 5:00 p.m., New York City time, on Thursday, May 6, 2004, unless extended.

•	WILL THERE BE A SUBSEQUENT OFFERING PERIOD?

By 9:00 a.m., New York City time, on the next business day after the expiration date of the offering period, Sparkle may elect to provide a subsequent offering period of at least three (3) business days but not more than twenty (20) business days, during which time shareholders whose Tendered Shares have not previously been accepted for payment may tender, but not withdraw, their Tendered Shares and receive the consideration in the tender offer. Any such subsequent offering period will commence immediately on the next business day after the expiration date of the initial offering period. See Supplemental Terms of the Tender Offer – Section 1 (“Terms of the Amended Offer”) and the Offer to Purchase: The Tender Offer – Section 4 (“Rights of Withdrawal”).

•	WHO CAN I CONTACT IF I HAVE ADDITIONAL QUESTIONS ABOUT THE TENDER OFFER?

If you have questions or you need assistance, you should contact the Information Agent at the following address and telephone number:

THE ALTMAN GROUP, INC.

1275 VALLEY BROOK AVENUE

LYNDHURST, NEW JERSEY 07071

BANKS AND BROKERS CALL:

(201) 460-1200

ALL OTHERS CALL TOLL FREE:

(800) 249-7123

FACSIMILE: (201) 460-0050

v

TO THE HOLDERS OF SHARES OF COMMON STOCK

OF

REEDS JEWELERS, INC.

INTRODUCTION

The following information amends and supplements the Offer to Purchase of Sparkle, LLC, a North Carolina limited liability company (“Sparkle”), dated January 29, 2004, as amended by amendments filed to the Tender Offer Statement filed under Schedule TO by Sparkle and Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Dr. Andrew Michael Schreiber, Bradley Trent Zimmer, Landon Garrett Zimmer, Rose W. Zimmer, Mark Harrison Schreiber, and Sparkle Acquisition, Inc., a North Carolina corporation wholly-owned by Sparkle, (collectively, the “Affiliates”) with the Securities and Exchange Commission (the “Commission”) (as so amended, the “Offer to Purchase”) to purchase all issued and outstanding shares of common stock, par value $.10 per share, of Reeds Jewelers, Inc. (the “Shares”), a North Carolina corporation (“Reeds”), not owned by Sparkle or its subsidiaries, at the increased price of $2.05 per Share, net to the selling shareholder in cash, upon the terms and subject to the conditions set forth in this Supplement to the Offer to Purchase (the “Supplement”), the Offer to Purchase, and in the revised Letter of Transmittal (which together with any amendments or supplements hereto or thereto, collectively constitute the “Amended Offer”). Tendering shareholders who are record owners of their Shares will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the revised Letter of Transmittal, transfer taxes on the purchase of Shares by Sparkle pursuant to the Amended Offer. See Supplemental Terms of the Tender Offer – Section 2 (“Acceptance for Payment and Payment for Shares”). Sparkle will pay all charges and expenses of Capitalink, L.C., its financial advisor (“Capitalink”), Continental Stock Transfer & Trust Company (the “Depositary”) and The Altman Group, Inc. (the “Information Agent”). See Supplemental Terms of the Tender Offer – Section 13 (“Fees and Expenses”).

THE AMENDED OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A NUMBER OF SHARES (THE “TENDERED SHARES”) WHICH, EXCLUDING THE SHARES BENEFICIALLY OWNED BY SPARKLE AND CERTAIN OTHER PERSONS AS SET FORTH IN “INTRODUCTION—MINIMUM TENDER CONDITION” (THE “SPARKLE SHARES”), WILL CONSTITUTE AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OTHER THAN THE SPARKLE SHARES AS OF THE DATE THE TENDERED SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE AMENDED OFFER, AND WHICH WILL RESULT IN SPARKLE OWNING MORE THAN 90% OF THE ISSUED AND OUTSTANDING SHARES AS OF THE DATE THE TENDERED SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE AMENDED OFFER. THE AMENDED OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SUPPLEMENTAL TERMS OF THE TENDER OFFER—SECTION 10 (“CERTAIN CONDITIONS OF THE AMENDED OFFER”).

THIS SUPPLEMENT, THE OFFER TO PURCHASE, AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE AMENDED OFFER.

Except as otherwise expressly set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and the original Letter of Transmittal remain applicable in all respects to the Amended Offer and are incorporated herein by reference. This Supplement should be read carefully in conjunction with the Offer to Purchase and the revised Letter of Transmittal, as the same have been amended. Capitalized terms used but not defined herein shall have the meanings set forth in the Offer to Purchase.

Procedures for tendering Shares are set forth in the Offer to Purchase under the heading The Tender Offer – Section 3 (“Procedures for Tendering Shares”). Tendering shareholders may continue to use the original Letter of Transmittal and the original Notice of Guaranteed Delivery previously circulated with the Offer to Purchase. Although the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, shareholders using such document to tender their Shares will nevertheless be deemed to be tendering their Shares pursuant to the Amended Offer and will receive the increased offer price of $2.05 per Share described in this Supplement if their Shares are accepted for payment and paid for by Sparkle pursuant to the Amended Offer.

SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE AMENDED OFFER. SHAREHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $2.05 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY SPARKLE PURSUANT TO THE AMENDED OFFER. THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE AMENDED OFFER ARE SET FORTH IN THE OFFER TO PURCHASE UNDER THE HEADING THE TENDER OFFER – SECTION 4 (“RIGHTS OF WITHDRAWAL”).

Purpose Of The Amended Offer; The Merger

The purpose of the Amended Offer is to take Reeds private or remove the Shares from the public trading markets. Sparkle hopes to acquire for cash as many outstanding Shares as are necessary to acquire at least a majority of the Shares other than the Sparkle Shares and which will result in Sparkle acquiring more than 90% of the Shares as of the date the Tendered Shares are accepted for payment pursuant to the Amended Offer (the “Minimum Tender Condition”). At the same time, Sparkle through the Amended Offer provides Reeds’ shareholders with value and liquidity for their Shares prior to Reeds becoming a private company. Sparkle and the Affiliates believe that it is in the best interest of Reeds and its shareholders, other than the Excluded Shareholders (defined below), to terminate Reeds’ status as a publicly traded company. As a result of Reeds’ steadily declining stock price and economic performance in recent years, Reeds has been unable to realize many of the benefits of being a publicly traded company while incurring all of the costs of maintaining a public company status. By becoming a private company, Reeds will eliminate the substantial time and costs, both general and administrative, attendant to maintaining its status as a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to expending substantial management time that could otherwise be devoted to improving Reeds’ operations, Sparkle estimates that Reeds’ total out-of-pocket expenses associated with maintaining its public status are approximately $300,000.00 per year.

After consummation of the Amended Offer, if for less than all of the outstanding Shares (including Shares covered by options with an exercise price of $2.05 or less), Sparkle will effect a merger between Reeds and Sparkle Acquisition, Inc., a North Carolina corporation and wholly-owned subsidiary of Sparkle (“Sparkle Acquisition”) pursuant to the “short form” merger provisions of Section 55-11-04 of the North Carolina Business Corporation Act (“NC Business Act”) without prior notice to, or any action by, any other shareholder or the board of directors of Reeds (the “Merger”). This Merger will result in each then outstanding Share (other than the Sparkle Shares, or Shares, if any, held by shareholders who are entitled to and who properly exercise their dissenters’ rights under the NC Business Act) being converted into the right to receive the same amount of cash consideration as that paid for each Share in the Amended Offer. See Offer to Purchase: The Tender Offer—Section 8 (“Merger and Dissenters’ Rights; ‘Going Private’ Rules”).

Minimum Tender Condition

The Amended Offer is conditioned on, among other things, the Minimum Tender Condition being satisfied, meaning that shareholders of Reeds other than (a) Sparkle, the Affiliates, and its subsidiaries, (b) the officers and directors of Sparkle, (c) the officers and non-independent directors of Reeds, and (d) the affiliates of the same (collectively, the “Excluded Shareholders”), have validly tendered and not withdrawn a majority of the Shares owned by them as of the date the Shares are accepted for payment pursuant to the Amended Offer, and which will result in Sparkle having acquired at least 90% of the Shares as of the date the Tendered Shares are accepted for payment pursuant to the Amended Offer. See The Tender Offer—Section 10 (“Certain Conditions of the Offer”). For purposes of the Minimum Tender Condition, the officers of Sparkle and Reeds are those management personnel qualifying as “officers” of Sparkle and Reeds, as applicable, within the meaning of Rule 16a-1 promulgated under the Exchange Act.

According to Reeds Quarterly Report on Form 10-Q for the quarter ended November 30, 2003 (the “Form 10-Q”), filed on January 14, 2004 with the Commission, as of January 14, 2004 (and according to Sparkle, as of April 13, 2004), there were 8,476,372 Shares. As of the date hereof, there were 242,854 options outstanding that were exercisable within 60 days, 19,000 of such options being exercisable by members of Sparkle. Of the 242,854 options outstanding, 36,000 of such options have an exercise price of less than $2.05 or are in the money, with 14,000 of such options being held by members of Sparkle and 22,000 of such options being held by independent directors and executive officers of Reeds.

Based on the foregoing, Sparkle and the Affiliates believe there are approximately 1,039,876 Shares outstanding and up to 1,055,876 Shares outstanding on a fully diluted basis (treating as outstanding those options with an exercise price of $2.05 or less), excluding Shares issued or issuable to the Excluded Shareholders. Accordingly, Sparkle and the Affiliates believe that the Minimum Tender Condition would be satisfied if at least 527,938 Shares are validly tendered prior to the Expiration Date (as defined in Supplemental Terms of the Tender Offer – Section 1 (“Terms of the Offer”).

THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE REVISED LETTER OF TRANSMITTAL, AS THE SAME HAVE BEEN AMENDED, CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE AMENDED OFFER.

SPECIAL FACTORS

1. BACKGROUND OF THE TENDER OFFER

Reeds was formed in 1984 as a North Carolina corporation and completed its initial public offering in 1986 with a market capitalization of $34,625,000.00. It currently operates 90 retail jewelry stores in regional malls located principally in the Southeast and Midwest sections of the United States.

In recent years, Reeds’ net income has declined due primarily to narrowing profit margins on sales of Reeds’ inventory and increasing costs to operate Reeds’ stores. During that same period the price of, and amount of trading in, its Shares has also declined. As a result of and due to the added cost and management time associated with being a public company, in recent years, management of Reeds had begun questioning the value of remaining a public company.

In an effort to meet Reeds’ financial challenges, in May 2001, its board of directors and management initiated plans for restructuring Reeds that involved: (i) closing a number of stores that were unprofitable and had a negative cash flow; (ii) reducing personnel costs; and (iii) restructuring the balance sheet. During that same fiscal year ended February 28, 2002, and the following fiscal quarter ended May 31, 2002, Reeds closed 26 under-performing stores, terminated approximately 20% of its corporate office staff, charged off the goodwill on its books associated with those stores being closed or those remaining stores for which future cash flows were expected to decrease, allocated reserves for excess inventory from Reeds’ store closings, and dissolved its former CEBA bank subsidiary, First Retail Bank, N.A., of Flowery Branch, Georgia, and related affiliates, after first selling the bank subsidiary’s accounts receivable portfolio. Proceeds from the sale of the accounts receivable portfolio were applied to reduce Reeds’ then existing debt under its credit revolver.

In connection with such measures, in fiscal year ended February 28, 2002, Reeds recorded $15,930,000.00 in charges related to Reeds’ restructuring, asset impairment, elimination of certain business functions, and the sale of the assets of its CEBA bank subsidiary. Of this amount, $2,884,000.00 related to lease termination payments, severance and benefits to terminated employees, property taxes, brokerage fees, and associated accounting and legal costs. Another $3,839,000.00 of such amount related to the write-off of assets in the stores closed, and to reduced gross margins resulting from the liquidation of inventories associated with the closed stores. Another $2,315,000.00 of such amount related to a charge for impaired assets in certain stores for which Reeds was unable to terminate their leases. Finally, $6,892,000.00 of such amount related to the write-off of goodwill associated with stores closed in the restructuring and remaining stores with decreasing cash flows, the disposal of assets connected to the dissolution of Reeds’ CEBA bank subsidiary and related affiliates, and the disposal of software and electronic equipment connected to the elimination of Reeds’ website and similar business functions in the restructuring.

The restructuring measures initiated in May 2001 were essentially completed in February 2002, and have yielded the following results:

•	Comparable store sales (includes stores open throughout the entire fiscal year periods of comparison), which had been (3.3%) and (8.4%) for the fiscal years ended February 28, 2001 and 2002, respectively, improved to 3.2% and 2.6% for the fiscal years ended February 28, 2003 and February 29, 2004, respectively.

•	The total number of customer transactions per store, which had been 5,853 and 5,468 during the fiscal years ended February 28, 2001 and 2002, respectively, decreased to 5,197 and 4,752 in the fiscal years ended February 28, 2003 and February 29, 2004, respectively.

•	Gross margins, which had been 49.0% and 45.3% of net sales for the fiscal years ended February 28, 2001 and 2002, respectively, were 48.5% of net sales for the fiscal years ended February 28, 2003 and February 29, 2004.

•	Selling, general, and administrative expenses (“SG&A”), which had been 44.3% and 46.5% of net sales for the fiscal years ended February 28, 2001 and 2002, respectively, were 46.0% and 45.3% in the fiscal years ended February 28, 2003 and February 29, 2004, respectively.

•	Income from continuing operations, which had been $67,000.00 and ($15,474,000.00) for the fiscal years ended February 28, 2001 and 2002, respectively, was ($962,000.00) and ($407,000.00) for the fiscal years ended February 28, 2003 and February 29, 2004, respectively.

After closing a number of its poorly performing stores in fiscal year 2002 in connection with the restructuring, Reeds’ comparable store sales have improved, Reeds’ gross margins are still less than they were for fiscal year 2001 but have improved from their low in fiscal year 2002, Reeds’ expenses have increased as a percentage of net sales and Reeds has continued to incur losses from its continuing operations, though the losses have not been as significant in fiscal year 2003 and fiscal year 2004 as they were in fiscal year 2002 (the year in which the restructuring measures were initiated).

The restructuring measures have not fully remedied Reeds’ financial difficulties for a number of reasons:

•	Reeds has experienced reduced sales from the general downturn of the United States economy after September 11, 2001, and increased competition in the retail jewelry business from the Internet and other non-mall-based retailers.

•	Reeds has not been able to extend credit to as many customers as a result of the dissolution of its former bank subsidiary (which had previously been used to extend credit to Reeds’ customers) and Reeds’ engagement of a third party to extend credit to its customers. Such third party has been more restrictive in extending credit to Reeds’ customers than Reeds’ former bank subsidiary had been. As a result, although Reeds’ cash sales decreased 7% then increased 2% during fiscal years 2003 and 2004, respectively, Reeds’ credit sales decreased 22% and 9%, respectively, during the same two fiscal years. Specifically, credit sales as a percentage of Reeds’ total sales were 30% for the fiscal year ending February 29, 2004, compared to 33% for the fiscal year ending February 28, 2003, 38% for the fiscal year ending February 28, 2002, and 44% for the fiscal year ending February 28, 2001.

•	Reeds still operates nine stores that it had hoped to close in the restructuring. Ongoing efforts to close such stores have yet to be successful. The nine stores for which Reeds was unable to negotiate lease buyouts have operating losses totaling ($993,000.00) for the twelve months ended February 29, 2004, and negative cash flows totaling ($701,000.00) for the same period.

At times over the years, management has met with representatives of various investment banking firms and financing sources that approached Reeds to discuss their potential engagement by Reeds as a financial advisor and discuss whether viable alternatives existed for Reeds to improve its financial condition. In early 2003, one such firm, Resilience Capital Partners LLC, a merchant banking firm headquartered in Cleveland, Ohio, and known for specializing in public companies with annual revenues of $50 million to $150 million (“RCP”), approached Reeds, and on April 30, 2003, met with its management to discuss its potential engagement by Reeds as its financial advisor and what strategic alternatives may be available to Reeds. Neither Reeds nor Sparkle nor any of Sparkle’s members had any prior material relationship with RCP nor was there any relationship mutually understood to be contemplated between RCP and Reeds or between RCP and Sparkle or any of its members. RCP did not receive any compensation in association with such meeting or the preparation of materials for such meeting. At such meeting, attended by Alan M. Zimmer, Reeds’ President and Chief Executive Officer, Allan E. Metzner, Reeds’ Chief Operating Officer, James R. Rouse (“Jim Rouse”), Reeds’ Treasurer and Chief Financial Officer, and representatives of RCP, the following four alternatives were discussed: (i) refinancing Reeds’ senior debt; (ii) raising junior capital; (iii) selling Reeds; or (iv) terminating Reeds’ status as a public company.

During the April 30, 2003 meeting, Messrs. Zimmer, Metzner, and Rouse asked questions of representatives of RCP regarding the above referenced alternatives suggested by RCP including, but not limited to, the various means for terminating the status of Reeds as a publicly held company. RCP followed the meeting with a letter to Jim Rouse dated May 8, 2003, describing the terms of RCP’s proposal to represent Reeds in any such transaction. Over the next several days, Messrs. Zimmer, Metzner, and Rouse concluded that none of the alternatives suggested by RCP were appropriate courses of action for Reeds at that time. First, Reeds had a competitive revolving credit facility and it was not likely Reeds could obtain a larger one at that time, and while Reeds could probably raise junior capital, it would be very expensive. Furthermore, the sale of Reeds at that time would likely render a price that would not be attractive to Reeds’ shareholders and could result in the raiding of

Reeds’ employees by its competition. Finally, terminating Reeds’ status as a public company through a going private transaction initiated by Reeds itself would result in increased debt obligations for Reeds and would be a major time distraction for Reeds’ management and its board of directors; moreover, Messrs. Zimmer, Metzner, and Rouse felt that Reeds would have difficulty obtaining acceptable financing for such a transaction.

On June 30, 2003, Jim Rouse contacted Poyner & Spruill to discuss the desire of Herbert Zimmer and Alan Zimmer to again begin exploring strategic alternatives for Reeds. Poyner & Spruill, on behalf of Herbert Zimmer and Alan Zimmer, contacted BB&T Capital Markets (“BB&T Capital”) to discuss in general terms the desire of its clients to explore strategic alternatives for a public entity in which its clients held a substantial ownership position. BB&T expressed an interest in meeting with the clients, and both sides concluded the telephone call agreeing to stay in touch regarding the matter.

In a meeting of the board of directors of Reeds on August 8, 2003, Anne Johnson, Reeds’ Corporate Controller, presented an overview of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). In particular, she noted Title 3 of Sarbanes-Oxley regarding corporate responsibility, Title 4 of Sarbanes-Oxley regarding enhanced financial disclosure, and Title 10 of Sarbanes-Oxley regarding corporate tax returns. Ms. Johnson also gave an overview of those proposed rule changes of the American Stock Exchange (approved by the Commission on December 1, 2003) which would affect Reeds. In that same meeting, Ernst & Young LLP, the independent auditors for Reeds, noted that Reeds should expect increased audit costs of between $25,000.00 and $50,000.00 annually as a result of the implementation of Sarbanes-Oxley, and that it was becoming more expensive for small corporations such as Reeds to remain publicly held and traded. As a result of this meeting, management of Reeds became even more interested in exploring Reeds’ strategic alternatives. Because they felt any such transaction would have a substantial effect on the Zimmer family (as the majority shareholders of Reeds), Alan Zimmer and Herbert Zimmer engaged the law firm of Poyner & Spruill to advise the Zimmer family regarding any such transaction.

On August 20, 2003, the following members of the board of directors of Reeds, Alan Zimmer, Herbert Zimmer, G. Waddy Garrett, Rick Sherman, and Ken Gassman, Messrs. Metzner and Rouse, and Poyner & Spruill held meetings in Wilmington, North Carolina away from Reeds’ corporate headquarters with representatives of three different investment banks, Capitalink, BB&T Capital, and Bengur Bryan & Co., Inc. (“Bengur Bryan”), to hear their proposals for engagement as a financial advisor and their preliminary recommendations for strategic alternatives for Reeds that would maximize the investment of Reeds’ shareholders. No instructions were received or limitations imposed by or on any of the investment bankers and their representatives. Each investment banker provided a hand-out during its presentation, and each presentation lasted approximately 45 minutes to one hour. No material relationship had existed during the past two years or was mutually understood to be contemplated between Reeds or any member of the Zimmer family with any of the three investment bankers; provided, however, that members of the Zimmer family had a strong business banking relationship with Branch Banking and Trust Company, an affiliate of BB&T Capital, and the lead bank for Reeds from April 1999 through February 2002. None of the investment banks were compensated for their presentations or preparation thereof.

Each of the presentations and the materials distributed during such presentations (including the presentation by, and related materials from, RCP on April 30, 2003) were proposals to engage the presenter as a financial advisor. Sparkle and the Affiliates have not relied on the presentations of, or any of the materials submitted during the presentations of, BB&T Capital, Bengur Bryan, or Capitalink on August 20, 2003, or RCP on April 30, 2003, in making its decision to proceed with the tender offer and Merger, or in determining the consideration to be offered in the tender offer and Merger. The presentations on April 30, 2003, and on August 20, 2003, were not made, and the materials distributed during such presentations were not prepared, in contemplation of the tender offer and Merger, but rather, each was a general presentation regarding the presenter’s qualifications as a financial advisor and its preliminary observations concerning Reeds and possible strategic alternatives available to Reeds. The Analysis prepared by Capitalink, as described herein and which is an exhibit to the tender offer statement of Sparkle and the Affiliates, is the only material prepared by a third party upon which Sparkle and the Affiliates have relied in connection with the tender offer and Merger. Such reliance is described herein in Special Factors – Section 6 (“The Position of Sparkle and the Affiliates Regarding the Fairness of the Amended Offer to Unaffiliated Shareholders”).

During each presentation, the meeting participants were allowed to ask questions of each presenter, including, but not limited to, the methods of taking Reeds private. In particular, the presenters were asked to discuss the use of a tender offer as an approach for going private in the context of an issuer tender offer and a third party majority shareholder tender offer. According to the presenters, the majority shareholder tender offer was a relatively new approach that they felt was quicker mechanically than the traditional merger approach of going private which generally required the formation of, and the offeror’s negotiation with, a special committee of the issuer’s board of directors.

In summary, the presentations yielded six potential strategic alternatives:

•	Maintain the status quo;

•	Sell Reeds;

•	Merge Reeds with another company in its industry;

•	Cause Reeds to make an issuer tender offer for the Shares and deregister Reeds as a public company under the Exchange Act;

•	Maintain the status quo but deregister the Shares under the Exchange Act; or

•	Alan Zimmer and Herbert Zimmer and potentially the remaining members of the Zimmer family make a tender offer to acquire the approximately 12.5% of Reeds’ Shares not owned by the Zimmer family and subsequently deregister Reeds as a public company under the Exchange Act.

The participants in the August 20, 2003 meetings also noted that the public markets had not shown much interest in the Shares over the past few years, that the Shares were very thinly traded and provided little, if any, liquidity for shareholders, and that it was unlikely that Reeds could raise additional capital by issuing additional Shares because of the Shares’ low trading price, low trading volume and lack of liquidity. There were also some concerns that the Shares could eventually be delisted involuntarily because of Reeds’ consistently decreasing market capitalization and stock price. Thus, while Reeds’ had expended substantial time and money to maintain its status as a public company, it had been unable to realize the principal benefits associated with being a public company.

The participants in the August 20, 2003 meetings also discussed the considerable compliance costs to Reeds as a publicly traded company. In addition to the substantial time expended by Reeds management on securities law compliance, the legal, auditing, accounting, and other expenses involved in the preparation, filing, and dissemination of annual and other periodic reports had always been considerable and according to Reeds’ auditors, would likely increase by up to $50,000.00 annually with the implementation of additional measures promulgated in accordance with Sarbanes-Oxley. Alan Zimmer and Herbert Zimmer also expressed their belief that the required disclosures under the Exchange Act gave Reeds’ competitors certain information and insights about Reeds that helped such competitors in competing with Reeds.

The participants in the August 20, 2003 meetings concluded that none of the first five alternatives seemed feasible. Maintaining the status quo was simply delaying the formulation of a solution to Reeds’ strategic and financial challenges. Selling Reeds to a third party or negotiating its merger with another member of its industry during a down economic cycle and while Reeds was still attempting to restructure itself, did not seem to be a viable solution. In addition, maintaining the status quo but deregistering the Shares under the Exchange Act did not seem appropriate because the liquidity of the Shares would be dramatically lessened by such action without providing Reeds’ current shareholders any notice or opportunity to sell their Shares. Finally, soliciting the board of directors of Reeds to cause Reeds to effect an issuer tender offer seemed problematic. Among other things, the final ownership group of Reeds would have to be determined and negotiated. In addition, an issuer tender offer would seemingly take longer, and be more bureaucratic and more disruptive to Reeds’ day-to-day operations than a third party tender offer. In an issuer tender offer, Reeds and its employees and management would be directly involved with the tender offer, and the board of directors of Reeds would have to decide the course of action in the tender offer rather than members of the Zimmer family. Most importantly, Reeds at that time could not afford the debt that would be needed to purchase the Zimmer Shares not held by Sparkle or its subsidiaries.

On August 21, 2003, Alan Zimmer and Herbert Zimmer discussed with Poyner & Spruill the possible methods for members of the Zimmer family to take Reeds private. Discussions centered on the probable costs, procedures, and timing of the possible methods and the amount of outstanding Shares currently held by Alan Zimmer, Herbert Zimmer, and their siblings. Discussions also concerned the advantages and disadvantages of those methods, including costs, speed, disruption of the business, and fairness to the Reeds’ shareholders. The methods discussed were: (i) a merger of Reeds with a direct or indirect subsidiary of an entity formed by the ultimate ownership group of Reeds; (ii) deregistering Reeds as a public company under the Exchange Act; (iii) purchasing enough Shares in the open market to take Reeds private through a short-form merger pursuant to Section 55-11-04 of the NC Business Act; and (iv) a majority shareholder tender offer by an affiliate of the ultimate ownership group of Reeds followed by a short form merger of Reeds with such affiliate.

Poyner & Spruill explained that deregistering Reeds as a public company under the Exchange Act was obviously the quickest and cheapest method of taking Reeds private in that it could be accomplished by filing a certification (Form 15) with the Commission that Reeds had less than 300 shareholders of record. In tandem with such deregistration, or independently, members of the Zimmer family could also purchase enough Shares on the open market so that they would own more than 90% of the outstanding Shares of Reeds, and cash-out the remaining shareholders of Reeds through a short-form merger of Reeds with an affiliate of the Zimmer family. Such methods, however, presented issues of equitable treatment for Reeds’ shareholders unaffiliated with the ownership group. Herbert Zimmer and Alan Zimmer did not want to simply deregister the Shares because they believed it was not fair to Reeds’ loyal shareholders because it would leave them with virtually no ability to sell their Shares. Herbert Zimmer and Alan Zimmer also did not want to simply purchase enough Shares in the open market in order to cash-out Reeds’ remaining shareholders by a short-form merger because it left Reeds’ loyal shareholders with no choice whether or not to participate in the transaction.

Poyner & Spruill also explained to Herbert Zimmer and Alan Zimmer that structuring the going private transaction as a general merger (not a short-form merger) would likely be the most costly because it would ultimately involve negotiating with a special committee of Reeds’ board of directors and would require prior review and approval by the Commission of the documents to be disseminated to shareholders. The majority shareholder tender offer approach would not require any negotiation between the tender offeror and Reeds’ board of directors, or any prior review by the Commission, and would allow each Reeds shareholder to determine whether or not to participate in the tender offer, and if the tender offer were consummated, to exercise its dissenters’ rights in the following short-form merger.

Ultimately, Herbert Zimmer and Alan Zimmer concluded that the majority shareholder tender offer/short form merger method was the most appealing since it would allow each Reeds’ shareholder to make an individual decision whether or not to participate, and would offer dissenters’ rights to each Reeds’ shareholder dissenting to the short-form merger. It was also a quicker process than a merger because it would not require the ownership group to negotiate with Reeds, and would not entail prior review and approval by the Commission of the documents disseminated to Reeds’ shareholders in connection with the transaction. Poyner & Spruill estimated that the majority shareholder tender offer/short form merger process would likely take approximately 90 days to present to Reeds’ shareholders, but wanted to research the mechanics of the process further and reconvene in the next few days.

Following the conference call on August 21, 2003, Herbert Zimmer and Alan Zimmer spent the next few days discussing the possibility of themselves and other members of the Zimmer family participating in a transaction to take Reeds private. They also contacted their brother and sister, Jeffrey Zimmer and Arlene Schreiber, to gauge their interest in exploring taking Reeds private through a majority shareholder tender offer followed by a short form merger. During such contacts, the siblings discussed the meetings on August 20, 2003, and the conference call Alan Zimmer and Herbert Zimmer had with Poyner & Spruill on August 21, 2003. The siblings also discussed whether other members of the Zimmer family would likely have any interest in participating in such a transaction.

On September 10, 2003, Alan Zimmer and Herbert Zimmer discussed with Poyner & Spruill, in greater detail, the mechanics and likely timing involved in the majority shareholder tender offer/short form merger approach. Poyner & Spruill explained that the majority shareholder tender offer/short form merger approach would require tender offer documents to be filed with the Commission upon their dissemination to Reeds’ shareholders, but would not include a review and comment period by the Commission prior to their dissemination. The short form merger, assuming the tender offer resulted in the ownership group directly or indirectly owning more than 90% of the Shares, would follow the tender offer and, pursuant to the North Carolina General Statutes, would not require the approval of the remaining Reeds’ shareholders. Poyner & Spruill estimated that the timing involved for taking the tender offer to the Reeds’ shareholders would likely be approximately 90 days. Discussions also centered on the advantages of engaging an investment banker to render a valuation of the Shares of Reeds. During these discussions, the parties agreed that an investment bank should be engaged on behalf of the Zimmer family to determine the value of Reeds in order to evaluate whether to ultimately pursue any potential transaction.

At the direction of Alan Zimmer and Herbert Zimmer, over the next several days, Poyner & Spruill engaged in negotiations on behalf of the Zimmer family with certain investment banking firms. After several days of the negotiations, Alan Zimmer and Herbert Zimmer concluded that Capitalink was the investment advisor that would be the most qualified to assist in any proposed transaction based on, among other things, Capitalink’s experience in going private transactions with public companies the size of Reeds, Capitalink’s ability and commitment to give prompt, cost-effective advice and assistance, Capitalink’s experience and understanding of the rules, regulations, and process involved in taking a public company private, and Capitalink’s commitment to consummate a transaction in an innovative, cost-effective, and timely manner.

From October 14, 2003, through November 25, 2003, Capitalink gathered and reviewed due diligence materials concerning Reeds and formulated its analysis of Reeds’ valuation range. Over that same period of time, Alan Zimmer and Herbert Zimmer approached other members of the Zimmer family to determine their interest in participating in a transaction. Several conference calls took place during such period of time between Alan Zimmer and Jim Rouse with representatives of Capitalink. Such calls generally took place in connection with Capitalink’s preparation of its analysis and involved discussions about, among other things, financial projections of Reeds’ performance provided to Capitalink (as summarized in Special Factors – Section 5 (“Analysis of Capitalink, L.C. to Sparkle”), Reeds’ industry, its historical financial results, and questions from Capitalink garnered from its review of due diligence materials concerning Reeds. During that same period of time, Jeffrey L. Zimmer made preliminary inquiries with lenders concerning financing for the transaction, and on November 25, 2003, Herbert J. Zimmer, Alan M. Zimmer, Jeffrey L. Zimmer, and Arlene Z. Schreiber entered into a commitment letter with RBC Centura Bank for funding the anticipated transaction.

On the morning of November 26, 2003, Capitalink presented to Alan Zimmer, Herbert Zimmer, and Poyner & Spruill, Capitalink’s financial analysis which indicated a valuation range for Reeds of between $1.85 and $2.05 per Share. That same morning after receiving Capitalink’s analysis, Alan Zimmer and Herbert Zimmer convened a conference call with Capitalink, Poyner & Spruill, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley T. Zimmer, Landon G. Zimmer, Andrew M. Schreiber, and Mark H. Schreiber to discuss the proposed majority shareholder tender offer/short form merger transaction. Discussions centered around the timing and pricing parameters involved in the proposed transaction, the anticipated structure of the transaction and the ownership group, and the execution of the transaction. It was anticipated that each participant in the tender offer would contribute his or her beneficial ownership of Shares to a newly created entity (ultimately Sparkle) in contemplation of Sparkle conducting a tender offer for the remaining Shares. If the tender offer met the Minimum Tender Condition, it would be followed by a short-form merger of Reeds into an affiliate of Sparkle to be organized. It was disclosed to the participants that Capitalink had prepared a financial analysis of Reeds over the last several days and had determined that the price range for the Shares was between $1.85 and $2.05 per Share. Alan Zimmer and Herbert Zimmer stated that it was their desire to proceed with the majority shareholder tender offer and merger at a price of $1.85 per Share since that was within the valuation range determined by Capitalink and would be the least costly to the tender offerors and since it was their opinion that such price was appropriate given that it reflected a premium above where the Shares had historically been trading. The participants agreed to follow the recommendation of Alan Zimmer and Herbert Zimmer. It was anticipated that preparation of the tender offer documents would take approximately four weeks, and the tender offer itself, by law, would last at least 20 business days from its commencement. The participants were told that they would receive corporate documents concerning their contribution of Shares to Sparkle in the next few days and, prior to the commencement of the majority shareholder tender offer, they would receive their drafts of the tender offer materials for their review. All of the participants in the conference call expressed a desire to move forward with the majority shareholder tender offer/short form merger at a price of $1.85 per Share and the formation of the ownership group. At that point, discussions concerned the need to file a Schedule 13D with the Commission by the participating members of the Zimmer family, and to make a public announcement of their intent to acquire the Shares directly or indirectly through an affiliate.

On the evening of December 1, 2003, the participating members of the Zimmer family filed a Schedule 13D under cover of Schedule TO regarding their intention as a group to pursue a majority shareholder tender offer/short form merger transaction to acquire the outstanding Shares. On December 2, 2003, the participating members of the Zimmer family issued two press releases announcing their intent to engage in a majority shareholder tender offer/short form merger to acquire the outstanding Shares for $1.85 per Share, and delivered copies of the same and the Schedule 13D under cover of Schedule TO to G. Waddy Garrett, a member of the board of directors of Reeds who is unaffiliated with Sparkle and is chairman of Reeds’ Audit Committee.

Between December 2, 2003, and January 28, 2004, the members of the Zimmer family organized Sparkle and its wholly-owned subsidiary, Sparkle Acquisition, finalized the terms of the loan from RBC Centura Bank to Sparkle Acquisition in contemplation of the transaction, retained The Altman Group, Inc. as Sparkle’s Information Agent, retained Continental Stock Transfer & Trust Company as the Depositary, and prepared the appropriate documents required by the Commission in order for Sparkle to proceed with the transaction. Sparkle commenced the tender offer on January 29, 2004, in accordance with Commission rules, by making available and disseminating the Offer to Purchase and related Letter of Transmittal to Reeds’ shareholders, and by filing a Tender Offer Statement under cover of Schedule TO with the Commission.

On or about February 18, 2004, a Reeds’ shareholder with beneficial ownership of approximately 229,000 Shares contacted Herbert Zimmer to complain that he felt the price of $1.85 per Share was too low. Herbert Zimmer responded that he was disappointed that the Shares had not historically performed better, but that no members of the Zimmer family had ever sold their Shares outside of the Zimmer family, and that by pursuing the tender offer the Zimmer family had taken the high road rather than simply delisting the Shares. The shareholder told Herbert Zimmer that he would be satisfied with a price of approximately $2.20 per Share, and that if he did not receive a price per Share with which he was satisfied, he would likely hire an attorney and pursue his dissenters’ rights associated with the Merger. Herbert Zimmer told the shareholder that he could not negotiate with him.

On March 1, 2004, Sparkle and the Affiliates filed Amendment No. 1 to Schedule TO and issued a press release announcing that the Offer had been extended until and would expire at 5:00 p.m., New York City time, on Monday, March 29, 2004, unless extended further as described in the Offer to Purchase. According to the Depositary, as of 4:00 p.m., New York City time, on March 1, 2004, approximately 621,275 Shares had been tendered. On that same date, Herbert Zimmer called the shareholder to inform him of the issuance of the press release, and extension of the expiration date of the tender offer.

On February 27, 2004, and again on March 1, 2004, after the issuance of the press release on that same date by Sparkle and the Affiliates, Alan Zimmer received a telephone call from a Reeds’ shareholder having beneficial ownership of approximately 29,040 Shares. The shareholder complained to Alan Zimmer that the price of $1.85 per Share was too low. Alan Zimmer told the shareholder that he would not negotiate with him.

On March 5, 2004, Reeds filed a Schedule 14D-9 announcing that Reeds’ board of directors would take no position on the terms of the tender offer at its initial price of $1.85 per Share.

Over the next several days, Herbert Zimmer and Alan Zimmer discussed among themselves and other Affiliates the demand by both complaining shareholders for an increase in the consideration offered per Share, the need to encourage as broad of participation in the tender offer as possible from the Reeds’ shareholders, and that through 4:00 p.m. on March 1, 2004, only 59.7% of the Shares outstanding on that date (58.8% of the Shares outstanding on that date on a fully diluted basis, treating as outstanding those options with an exercise price of $1.85 or less) had been tendered to the Depositary.

On March 29, 2004, Sparkle and the Affiliates filed Amendment No. 2 to Schedule TO with a press release announcing the Amended Offer increasing the price offered per Share from $1.85 to $2.05 per Share, net to the selling shareholder in cash, and announcing that the tender offer had been extended until and would expire at 5:00 p.m., New York City time, on Friday, April 23, 2004, unless extended further as described in the Offer to Purchase. According to the Depository, as of 3:00 p.m., New York City time, on March 29, 2004, approximately 654,991 Shares had been tendered. Herbert Zimmer, Alan Zimmer, and the Affiliates raised the price offered per Share to $2.05, the highest price per Share in the valuation range presented by Capitalink in its Analysis. Herbert Zimmer, Alan Zimmer, and the Affiliates concluded that offering $2.05 per Share would encourage as broad of participation in the tender offer as possible by the Reeds’ shareholders who had yet to tender their Shares in the tender offer, and would decrease the likelihood of litigation or the exercise by some Reeds shareholders of their dissenters’ rights.

In accordance with Rule 14e-2, Reeds, on April 8, 2004, responded to the Amended Offer by filing Amendment No. 1 to its Schedule 14D-9 with the Commission. In Amendment No. 1 to the Schedule 14D-9 of Reeds, Reeds’ board of directors announced that it would take “no position” regarding the Amended Offer.

On April 15, 2004 (with an effective filing date of April 16, 2004), Sparkle and the Affiliates filed Amendment No. 3 to Schedule TO with a Supplement to the Offer to Purchase dated April 15, 2004 as exhibit (a)(1)(xii) thereto (the “Initial Supplement”) to reflect the increased price, extension of the expiration date, and other relevant changes.

On April 23, 2004, Sparkle and the Affiliates filed Amendment No. 4 to Schedule TO and issued a press release announcing that the Amended Offer had been extended until and would expire at 5:00 p.m., New York City time, on Thursday, May 6, 2004, unless extended further as described in the Initial Supplement. According to the Depositary, as of 4:00 p.m., New York City time, on April 23, 2004, approximately 711,719 Shares had been tendered.

On April 29, 2004, Sparkle and the Affiliates filed Amendment No. 5 to Schedule TO with this Supplement attached thereto as exhibit (a)(1)(xiv), along with other tender offer materials, which along with this Supplement were disseminated to Reeds’ shareholders.

2. PURPOSE OF THE TENDER OFFER; THE PLANS OF SPARKLE AND THE AFFILIATES; CONSIDERATION OF ALTERNATIVES

In recent years, Reeds’ net income has declined due in large part to narrowing profit margins on sales of Reeds’ inventory and increasing costs to operate Reeds’ stores. Over the last four fiscal years, Reeds’ net income has dropped from $4,802,000.00 in fiscal year 2000, to $62,000 in fiscal year 2001, to $(15,376,000.00) in fiscal year 2002 (due in part to a one-time after-tax charge of $10,922,000.00 (equal to a pre-tax charge of $15,930,000.00) in connection with Reeds’ restructuring, asset impairment, and dissolution of its bank subsidiary), and finally to $(1,505,000.00) in fiscal year 2003. During that same period, Reeds’ profit margin has declined from a 3.97% profit as a percentage of net sales in fiscal year 2000, to a 0.05% profit as a percentage of net sales in fiscal year 2001, to a (13.55%) loss as a percentage of net sales in fiscal year 2002 (again, due in part to a one-time, after-tax charge of $10,922,000.00 (equal to a pre-tax charge of $15,930,000.00) in connection with charges for Reeds’ restructuring, asset impairment, and dissolution of its bank subsidiary), to a (1.487%) loss as a percentage of sales in fiscal year 2003. Furthermore, over the last four years, Reeds’ ratio of expenses as a percentage of net sales has increased from 38.80% of net sales in fiscal year 2000, to 44.26% of net sales in fiscal year 2001, and to 46.55% of net sales in fiscal year 2002, with slight improvement in fiscal year 2003 to 46.31% of net sales.

Management of Reeds has found it difficult to successfully address such financial challenges as a public company. Sparkle and the Affiliates believe that it is best for Reeds to operate as a privately held entity. Without the constraint of the public market’s emphasis on quarterly earnings, especially quarterly earnings growth, and the public market’s reaction to public events, management of Reeds will have greater operating flexibility to focus on long-term strategies for overcoming Reeds’ current financial challenges and enhancing Reeds’ long-term value. Sparkle and the Affiliates also believe that an emphasis on Reeds’ long-term growth rather than short-term earnings could eventually result in greater business and capital markets opportunities than would be available to Reeds if it remained publicly held. As a public company, decisions that negatively affect earnings could significantly reduce Reeds’ per share price if analysts’ short-term earnings expectations are not met or exceeded. After taking Reeds private, the general level of confidence or pessimism in the public markets will no longer affect Reeds’ stock price.

Sparkle and the Affiliates believe that taking Reeds private will reduce certain costs to Reeds associated with its being a public entity, including legal costs, insurance costs, the costs of certain accounting and auditing activities, the costs of annual meetings, the costs of preparing, printing and mailing corporate reports and proxy statements, the expense of a transfer agent, and the cost of investor relations activities. Sparkle estimates that Reeds’ total out-of-pocket expenses associated with maintaining its public company status are approximately $300,000.00 per year which, according to Reeds’ auditors, will increase by up to $50,000.00 annually as a result of additional auditing fees resulting from the implementation of Sarbanes-Oxley. In addition to eliminating its substantial compliance costs of being a public company, after going private, Reeds will be able to eliminate a good portion of the time devoted by its management and some of its other employees to matters that relate exclusively to Reeds being a publicly held company. Sparkle estimates that currently at least one full-time employee in Reeds’ eight-person accounting department (12.5% of its accounting team) is devoted to Reeds’ public company compliance matters. Sparkle and the Affiliates believe that Reeds, as a private company, will be better able to focus its resources on Reeds’ ongoing business and operations than it would as a public company.

The purpose of the Amended Offer is for Sparkle to acquire for cash as many Shares as necessary for Sparkle to own at least 7,984,434 of the issued and outstanding Shares (assuming the exercise of all outstanding options with an exercise price of $2.05 or less), thereby satisfying the Minimum Tender Condition. The acquisition of Shares not owned by Sparkle or its subsidiaries has been structured as a cash tender offer, and if the Amended Offer were successful but less than all of the outstanding Shares not owned by Sparkle or its subsidiaries are tendered, the Amended Offer will be followed by the Merger in order to effect a prompt and orderly transfer of ownership of Reeds from its public shareholders to Sparkle and provide Reeds’ shareholders with cash for all of their Shares as promptly as practicable.

To consummate the Merger, upon completion of the Amended Offer, Sparkle intends to contribute the Sparkle Shares to Sparkle Acquisition and to cause Sparkle Acquisition to effect the Merger with Reeds. Under the NC Business Act, once a wholly owned subsidiary of Sparkle owns at least 90% of the outstanding Shares, Sparkle could effect the Merger of Sparkle Acquisition and Reeds without a vote of Reeds’ shareholders or board of directors. Pursuant to the Merger, each then outstanding Share (other than Sparkle Shares or Shares, if any, that are held by shareholders who are entitled to and who properly exercise dissenters’ rights under North Carolina law), would be converted pursuant to the terms of the Merger to the right to receive the same amount of cash consideration paid for each Share in the Amended Offer.

Sparkle and the Affiliates decided to pursue the tender offer in late November 2003 rather than earlier in Reeds’ history because of Reeds’ consistently decreasing stock price and trading volume, the continually increasing burden on Reeds’ management to manage Reeds’ securities law compliance, particularly in light of the implementation of Sarbanes-Oxley, and the need for Reeds’ management to pursue strategic alternatives for Reeds that may be better for Reeds on a long-term basis but which are difficult to pursue in a public company setting which favors short term gains and results. Considering Reeds’ current financial status and its need to implement a long-term strategy rather than a short-term market sensitive strategy, the fundamental changes in Reeds’ market, and the rising burdens of being a public company, participating members of the Zimmer family determined that this would be the appropriate time to initiate a going-private transaction for Reeds.

As described earlier, Alan M. Zimmer, Herbert Zimmer, Jeffrey Zimmer, and Arlene Schreiber considered alternative structures to effect the purchase of the Shares, including but not limited to, a merger and purchase of enough of the Shares in the open market to effect a short form merger pursuant to Section 55-11-04 of the NC Business Act. After consulting with legal counsel, considering the current ownership of the Shares by members of the Zimmer family, and reviewing recent going private transactions, Sparkle and its Affiliates believe that pursuing a third party cash tender offer for the Shares is the most expeditious and efficient course for taking Reeds private and providing cash value to Reeds’ shareholders. With a third party cash tender offer, there is no requirement to negotiate with or seek the approval of independent members of Reeds’ board of directors, and there is no need to address the ability of Reeds itself to provide financing for the transaction. In a third party cash tender offer, the timing of the transaction and mechanics involved is more in the control of Sparkle and the Affiliates. Moreover, in a tender offer, each Reeds’ shareholder will be able to determine individually whether to accept the price offered in the tender offer or alternatively not to tender its Shares. Finally, the Minimum Tender Condition protects the minority shareholders of Reeds, because the Amended Offer will be consummated only if a majority of the outstanding Shares other than Shares held by the Excluded Shareholders are acquired in the Amended Offer. In addition, should the Amended Offer close for less than all of the outstanding Shares (including Shares covered by stock options) and Sparkle then effects the Merger, a Reeds’ shareholder that had decided not to tender its Shares may exercise its dissenter’s rights to the Merger. See Offer to Purchase: The Tender Offer – Section 8 (“Merger and Dissenters’ Rights; ‘Going Private’ Rules”).

Sparkle is not seeking the consent of the board of directors of Reeds or Reeds’ shareholders with respect to the acquisition of the outstanding Shares not owned by Sparkle. Sparkle is prepared, however, to meet with any committee of independent directors of Reeds to discuss the conduct of, and analyses underlying the decision of Sparkle to commence, this tender offer in an effort to ensure a smooth, proper and successful tender offer. Reeds has filed a Schedule 14d-9 in which it announced that its board of directors would take no position on the terms of the tender offer at its initial price of $1.85 per Share, net to the selling shareholder in cash, and Amendment No. 1 to Schedule 14d-9 in which it announced that its board of directors would take no position on the terms of the Amended Offer at the increased price of $2.05 per Share, net to the selling shareholder in cash. In addition, neither Sparkle nor its Affiliates is aware of the appointment or retention by the independent members of Reeds’ board of directors of an unaffiliated representative to act solely on behalf of those Reeds’ unaffiliated shareholders for purposes of negotiating the tender offer and/or Merger or preparing a report concerning the fairness of the tender offer and Merger.

Following the consummation of the Amended Offer and the Merger, Sparkle and its Affiliates expect that Reeds will initially operate in a manner consistent with past practices. Neither Sparkle nor its Affiliates have any present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Reeds or any of its subsidiaries, a purchase, sale or transfer of a material amount of assets of Reeds or any of its subsidiaries, or any material changes in Reeds’ capitalization, dividend policy, indebtedness, corporate structure, business or composition of the board of directors or the management of Reeds. Sparkle anticipates that Reeds’ executive officers will continue in their positions following the Amended Offer and Merger. (None of the members of Reeds management currently has an employment contract with Reeds, and none of Reeds management or members of its board of directors will receive any additional compensation or enjoy any other benefits in connection with the Amended Offer and Merger not shared by Reeds’ unaffiliated shareholders.) Sparkle and its Affiliates will, however, from time to time following the closing of the Amended Offer and Merger, evaluate and review the businesses, operations and properties of Reeds and its subsidiaries and make such changes as are deemed appropriate subject to any required corporate approvals.

As disclosed in Special Factors – Section 3 (“Certain Effects of the Tender Offer and Merger”), following the completion of the Amended Offer and Merger, the Shares will cease to be listed on the American Stock Exchange and, following their delisting, such Shares will no longer be traded on the American Stock Exchange. In addition, thereafter, Reeds will be entitled to deregister its Shares under the Exchange Act upon application by Reeds to the Commission.

3. CERTAIN EFFECTS OF THE TENDER OFFER AND MERGER

The consummation of the Amended Offer and, if necessary, the Merger, will affect Reeds and its shareholders in a variety of ways. Sparkle’s equity interest in Reeds will increase to 100% and it will be the sole shareholder of Reeds. As a result of the Amended Offer and Merger, Sparkle and its subsidiaries will be entitled to all the benefits resulting from Sparkle’s 100% ownership of Reeds, including all income generated by Reeds’ operations and any future increase in Reeds’ value. According to Reeds’ Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2003, the net book value of Reeds was $22,775,000.00, and its net loss through the third quarter of its fiscal year 2004 was ($5,376,000.00). As a result of the consummation of the Amended Offer and Merger (and Sparkle thus becoming the sole shareholder of Reeds) Sparkle’s interest in the net book value of Reeds (as of November 30, 2003) will increase from 87.5% or $19,928,125.00 to 100% or $22,775,000.00, and its interest in Reeds’ net loss (as of November 30, 2003) will increase from 87.5% or ($4,704,000.00) to 100% or ($5,376,000.00). The effect of the Amended Offer and Merger on the indirect interest of each member of Reeds in Reeds’ net book value and net loss is described in the Offer to Purchase on Schedule B – Security Ownership of Certain Beneficial Owners and The Members of Sparkle. In sum, following the consummation of the Amended Offer and Merger, Sparkle (and, indirectly, its members) will be solely entitled to any income generated by Reeds’ operations and any future increase in Reeds’ value, and will solely bear any risk of losses generated by Reeds’ operations and any future decrease in Reeds’ value. Upon consummation of the Merger, Reeds will become a privately held corporation. Accordingly, former shareholders of Reeds will not have the opportunity to participate in the earnings and growth of Reeds after the closing of the Amended Offer and Merger (other than those members of Sparkle who will indirectly participate through Sparkle’s sole ownership of Reeds) and will not have any right to vote on corporate matters. Similarly, former shareholders will not face any risk of a decline in Reeds’ stock value after the closing of the Amended Offer and Merger. Following the consummation of the Merger, Reeds’ Shares will not be publicly listed on the American Stock Exchange. As soon as possible following the Merger, Sparkle will terminate the registration of the Shares under the Exchange Act, thereby reducing the amount of information about Reeds (including its financial statements) that must be disclosed to the public.

The Shares are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve Board (the “Federal Reserve Board”), which has the effect of, among other things, allowing brokers to extend credit on the collateral of the Shares. Following the closing of the Amended Offer and Merger, the Shares will no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, in which event the Shares would be ineligible for use as collateral for margin loans made by brokers.

Sales of any Shares for cash pursuant to the Amended Offer and the exchange of any Shares for cash pursuant to the Merger will not have a tax effect on Reeds. It is intended that the Merger will qualify as a tax-free merger pursuant to Section 368 of the Internal Revenue Code of 1986, as amended, and, as such, will not have a tax effect on Reeds. With regard to Sparkle and the Affiliates, Sparkle will acquire the Shares tendered in the tender offer and will, as a result, have a tax basis in those Shares equal to the $2.05 cash price it pays for each Share. When Sparkle transfers the Shares to its wholly-owned subsidiary, Sparkle Acquisition, Sparkle Acquisition, will have the same tax basis in the Shares. After the tender offer is completed, and the Shares are transferred to Sparkle Acquisition, Sparkle Acquisition will merge with and into Reeds, and any remaining shareholders of Reeds who did not tender their Shares will be cashed out in the Merger and will be paid the same $2.05 per Share price for their Shares; provided, however, that any such shareholder who properly exercises his or her dissenter’s rights will be paid the fair value of his or her Shares in accordance with the provisions of the dissenters’ rights statutes. Accordingly, after the Merger, Sparkle will own 100% of the outstanding common stock of Reeds. If Sparkle later sells any shares of such common stock, it will have a taxable gain or loss equal to the difference between the sale price and Sparkle’s tax basis in such shares of common stock. The gain or loss will be either ordinary or capital gain or loss depending on how long Sparkle has held such shares before the sale. At present, the gain or loss will a capital gain or loss if Sparkle holds such shares of common stock at least twelve months before selling them.

A shareholder’s sale of any Shares for cash pursuant to the Amended Offer and the exchange of any Shares for cash pursuant to the Merger will be taxable transactions for Federal income tax purposes and will likely also be taxable under applicable state, local and other tax laws. In general, an individual (i) who is a United States citizen, (ii) who has purchased the Shares as an investment and not as part of a straddle or hedging or conversion transaction, (iii) who is selling all of its Shares, and (iv) who is not affiliated with any other person or entity who will own Shares after the Amended Offer and Merger are completed (a “Typical Shareholder”), whose Shares are purchased pursuant to the Amended Offer or who receives cash as a result of the Merger, for United States Federal income tax purposes, will realize a taxable gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. This gain or loss will be a capital gain or loss if the Shares were held as capital assets by the Typical Shareholder, and will be classified as a long term or short term capital gain depending upon how long the Shares have been held by the Typical Shareholder. If the Shares have been held for more than one year, the gain or loss would be long term; otherwise, the gain or loss would be short term. Long term capital gains are currently subject to a significantly lower maximum tax rate than short term capital gains or ordinary income. Long-term capital gains of a non-corporate shareholder are generally subject to a maximum Federal tax rate of 15% in respect of property held for more than one year. While a capital loss may generally be used to offset other capital gains, a capital loss can be used to offset only a very limited amount of ordinary income.

If an individual does not fit within the definition of a Typical Shareholder, he may be subject to United States Federal income tax consequences different from, or in addition to, those described in the preceding paragraph. Even shareholders who do fit within the definition of a Typical Shareholder may be subject to particular circumstances which may make them subject to United States Federal income tax consequences that are different from, or in addition to, those described above. In either case the differences may be material.

Please also review the discussion in the Offer to Purchase under the heading The Tender Offer-Section 3 (“Procedures for Tendering Shares- Backup Withholding”).

THE FOREGOING DISCUSSION IS BASED ON EXISTING UNITED STATES FEDERAL INCOME TAX LAWS WHICH ARE SUBJECT TO CHANGE, AND ANY CHANGE MAY HAVE A RETROACTIVE EFFECT. THE FOREGOING DISCUSSION DOES NOT CONSTITUTE LEGAL, ACCOUNTING, OR OTHER ADVICE OR COUNSEL TO ANY INDIVIDUAL SHAREHOLDER. EACH SHAREHOLDER IS EXPECTED AND ENCOURAGED TO CONSULT THE SHAREHOLDER’S OWN QUALIFIED TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES (FEDERAL, STATE, LOCAL, AND FOREIGN) TO THE SHAREHOLDER OF TENDERING SHARES PURSUANT TO THE TENDER OFFER OR EXCHANGING ITS SHARES OF REEDS PURSUANT TO THE MERGER.

Sparkle intends to cause the existing stock options issued under Reeds’ stock option plans (each described in Reeds’ Annual Report, dated as of February 28, 2003 and on file with the Commission as exhibits to Reeds’ Form 10-K, dated July 13, 1994) remaining outstanding at the effective date of the Merger, to terminate upon such effective date of the Merger if not exercised prior thereto; provided, however, that the Merger will only take place if the Amended Offer is consummated as provided herein (including the satisfaction of all conditions thereto, including but not limited to, the Minimum Tender Condition) but for less than all of the outstanding Shares (including Shares covered by stock options with an exercise price of $2.05 or less). Pursuant to the terms of the Merger, each outstanding option to purchase Shares which is outstanding immediately prior to the effective time of the Merger shall be converted into and become the right to receive $2.05 in cash without interest less the exercise price of such stock option. To the extent such exercise price is greater than $2.05, it is anticipated that such stock option shall be deemed cancelled as of the effective time of the Merger and no consideration will be paid therefor. It is anticipated that all options outstanding that have an exercise price less than $2.05 per share will be exercised and the remaining outstanding options will be cancelled.

4. CONDUCT OF REEDS’ BUSINESS IF THE TENDER OFFER IS NOT COMPLETED

If the Minimum Tender Condition is not satisfied and the Amended Offer is not completed, Sparkle and the Affiliates will re-evaluate their intentions for the overall corporate strategy of Reeds. In particular Sparkle and the Affiliates may consider:

•	engaging in open market or privately negotiated purchases of Shares held by Reeds’ shareholders to increase Sparkle’s aggregate ownership of the Shares to at least 90% of the then outstanding Shares and then effecting a short-form merger of Reeds with a subsidiary of Sparkle;

•	proposing that Reeds enter into a merger agreement with a wholly-owned subsidiary of Sparkle, which would require the approval of Reeds’ board of directors and the approval of Reeds’ shareholders;

•	maintaining the public minority interest in Reeds, in which case the public shareholders of Reeds would, absent a sale by such shareholders in the public markets, retain their Shares and realize the benefit of any improvement in Reeds’ business or profitability, but would also bear the risk that the trading price per Share could decline to a price that is less than $2.05, or that the Shares become less readily marketable; and/or

•	deregistering the Shares under the Exchange Act.

If Sparkle were to pursue any of these alternatives, it might take considerably longer for the public shareholders of Reeds to receive any consideration for their Shares (other than through sales in the open market which would become more limited if any of the alternatives were effected) than if they had tendered their Shares in the Amended Offer. Any such transaction may result in proceeds per Share to the public shareholders of Reeds that are more than, less than, or equal to $2.05 per Share.

5. ANALYSIS OF CAPITALINK, L.C. TO SPARKLE

Alan Zimmer retained Capitalink on behalf of Sparkle as its financial advisor and to prepare a financial analysis to determine a range of indicated values for Reeds (the “Analysis”). Capitalink was engaged by Alan Zimmer on behalf of Sparkle due to its experience in prior transactions in which it had acted as financial advisor, including going private and other transactions in which it had issued fairness opinions or valuations. Capitalink had experience representing both boards and special committees in such transactions. Alan Zimmer and Herbert Zimmer concluded that Capitalink was the investment advisor that would be the most qualified to assist in the proposed transaction because, among other things, Capitalink had experience in going private transactions with public companies the size of Reeds, Capitalink’s ability and commitment to give prompt, cost-effective advice and assistance, Capitalink’s experience and understanding of the rules, regulations, and process involved taking a public company private, and Capitalink’s commitment to consummate a transaction in an innovative, cost-effective, and timely manner. In addition, Capitalink was recommended by Reeds’ senior lender, Bank of America, N.A.

On November 26, 2003, Capitalink delivered its Analysis for Sparkle setting forth its financial analyses with supporting assumptions and which concluded that the indicated range of value for Reeds, as of the date of the Analysis, was $1.85 to $2.05 per Share. No limitations were imposed by Sparkle or its Affiliates on the scope of Capitalink’s investigation or the procedures to be followed by Capitalink in rendering its Analysis nor were any specific or special instructions provided to Capitalink by Sparkle or its Affiliates regarding the preparation of the Analysis. Capitalink derived its indicated range based upon a review of Reeds’ historical financial data, projections provided to it by Sparkle (all summarized below), and certain other qualitative data utilizing this information. Capitalink applied several different valuation methodologies to determine a range of values for Reeds. Capitalink did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support its range of value nor did Capitalink place any particular reliance or weight on any individual analysis. Instead, Capitalink concluded that the analyses, taken as a whole, supported its valuation range. Accordingly, the analyses must be considered as a whole and selecting portions of analyses or the factors considered, without considering all analyses and factors collectively, could create an incomplete and incorrect view of the process underlying the preparation of the Analysis. Capitalink did not determine its valuation range based on an average or weighting of the indicated values from the various methodologies. Rather, based upon Capitalink’s experience and judgement, it determined a final indicated range from within the broader range generated by the various methodologies.

The Analysis was prepared for the use and benefit of Sparkle and is not intended to be and does not constitute a recommendation to any shareholder of Reeds as to whether such shareholder should take any action, such as voting on any matter or tendering any Shares, in connection with any possible transaction contemplated. Capitalink does not express any opinion as to the underlying valuation or future performance of Reeds or the price at which the Shares would trade at any time in the future.

For the purpose of rendering its Analysis, Capitalink took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things: (i) reviewed publicly available financial information and other data with respect to Reeds, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2003, its Quarterly Report on Form 10-Q for the three months ended August 31, 2003 and the Proxy Statement filed May 29, 2003 on Schedule 14A, (ii) reviewed draft financial results for the months ended September and October 2003 (iii) reviewed and analyzed Reeds’ projected unlevered free cash flows and prepared discounted cash flows; (iv) reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to those of Reeds; (v) reviewed and analyzed certain financial characteristics of comparable transactions that involved the acquisition of companies that were deemed to have characteristics comparable to those of Reeds; (vi) reviewed and analyzed recent acquisition premiums paid in going-private transactions involving a minority stock acquisition, (vii) reviewed and analyzed Reeds’ adjusted net book value; (viii) reviewed and discussed with representatives of the management of Reeds certain financial and operating information furnished by them, including financial analyses and projections and related assumptions with respect to the business, operations and prospects of Reeds; (ix) considered the historical financial results and present financial condition of Reeds; (x) reviewed certain publicly available information concerning the trading of, and the trading market for, the Shares; and (xii) performed such other analyses and examinations as were deemed appropriate.

Capitalink has relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by it without assuming any responsibility for any independent verification of any such information and has further relied upon the assurances of Reeds’ management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial projections utilized, Capitalink assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgements, and that such projections provide a reasonable basis upon which it could make its analysis. Capitalink has not made a physical inspection of the properties and facilities of Reeds and has not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of Reeds. The Analysis is based on assumptions regarding future earnings potential and/or certain assets values that may or may not materialize. Therefore, the actual results achieved in the future will vary from the assumptions utilized in the Analysis, and the variations may be material. Adjusted or projected statements may not anticipate the economic, socioeconomic, political, market or legal factors that may impact the operations of Reeds.

The Analysis is necessarily based upon market, economic and other conditions, as they existed on, and could be evaluated as of November 25, 2003. Accordingly, although subsequent developments may affect the Analysis, Capitalink does not assume any obligation to update, review or reaffirm the Analysis.

The estimates contained in Capitalink’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Capitalink’s analyses and estimates are inherently subject to substantial uncertainty.

The financial reviews and analyses include information presented in tabular format. In order to fully understand Capitalink’s financial review and analyses, the tables must be read together with the text of the presentation. The tables alone are not a complete description of the financial review and analyses and considering the tables alone could create a misleading or incomplete view of Capitalink’s financial review and analyses.

Financial Forecasts, Projections, and Underlying Assumptions.

The following table provides a summary of Reeds’ projections through fiscal year 2008 which Sparkle provided to Capitalink for use by Capitalink in preparing its Analysis:

	Projected
	FYE Feb 28/29
	2004	2005	2006	2007	2008
	($ in thousands)
Free Cash Flows
Revenue	$101,957	$109,188	$115,847	$122,841	$130,182
Cost of Goods Sold	53,009	55,794	58,735	61,912	65,352

Gross Margin	48,948	53,394	57,112	60,929	64,830
Operating Expenses	45,158	49,345	52,581	55,387	58,303

EBITDA	3,790	4,049	4,531	5,542	6,527
Deprec. & Amort.	2,350	2,370	2,308	2,319	2,238

EBIT	1,440	1,679	2,223	3,223	4,289
Income Taxes	—	1,500	—	1,169	1,587

Unlevered After-tax Income	1,440	179	2,223	2,054	2,702
Add: Deprec. & Amort.	2,350	2,370	2,308	2,319	2,238
Add: Change in Net WC	400	(1,049)	(293)	(856)	(2,919)
Less: Capital Expenditures	1,000	1,500	2,000	2,000	2,000

Unlevered Free Cash Flows	$3,190	$—	$2,238	$1,517	$21

Non-Cash Net Working Capital
Accounts Receivable	$110	$110	$110	$110	$110
Inventory	41,000	42,912	43,904	45,460	47,798
Prepayments	3,055	3,055	3,055	3,055	3,055
Accounts Payable	11,368	12,231	12,930	13,630	13,905

Non-Cash Net WC	$32,797	$33,846	$34,139	$34,995	$37,058

Change in Non-Cash Net WC	$400	$(1,049)	$(293)	$(856)	$(2,919)

Sparkle also provided the following five-year projections and major assumptions concerning Reeds to Capitalink for use by Capitalink in connection with its Analysis:

Sales.

•	Comparable store sales (includes stores open throughout the entire fiscal year periods of comparison) will increase 5% in each fiscal year from fiscal year 2005 through fiscal year 2009.

•	The opening of the new Reeds location in Wilmington, North Carolina in May 2004 will increase Reeds’ sales by $2,200,000.00 in fiscal year 2005.

•	Reeds will open one store in each fiscal year from fiscal year 2005 through fiscal year 2009.

•	Sales from noncomparable stores (includes stores that are not open throughout the entire fiscal year periods of comparison and therefore are not included with comparable stores) will be $1,700,000.00 in each fiscal year from fiscal year 2005 through fiscal year 2009. (This does not include the assumed increase in sales from the opening of the new Reeds location in Wilmington, North Carolina.)

Gross Margins.

•	The gross margin for Reeds’ net sales in fiscal year 2005 will increase by .5%.

•	The gross margin for Reeds’ net sales in fiscal year 2006 will increase by .4%.

•	The gross margin for Reeds’ net sales in fiscal year 2007 will increase by .3%.

•	The gross margin for Reeds’ net sales in fiscal year 2008 will increase by .2%.

•	The gross margin for Reeds’ net sales in fiscal year 2009 will increase by .1%.

Compensation.

•	Base salaries will increase in each of the following fiscal years as set forth below:

•	By 6.9% in fiscal year 2005;

•	By 5.7% in fiscal year 2006;

•	By 5.6% in fiscal year 2007;

•	By 5.6% in fiscal year 2008; and

•	By 5.5% in fiscal year 2009.

•	Commissions to sales associates will be 2.9% annually based on historical trends.

•	The cost of group health insurance will increase in each of the following fiscal years as set forth below:

•	By 5.1% in fiscal year 2005;

•	By 5.7% in fiscal year 2006;

•	By 5.7% in fiscal year 2007;

•	By 5.6% in fiscal year 2008; and

•	By 5.6% in fiscal year 2009.

Rent Expense.

•	The annual rent for each new store will be $163,500.00

•	The annual rent for new equipment and equipment upgrades will be approximately $40,000.00 for each new store.

Administrative.

•	Advertising costs will increase by 3% in fiscal year 2005, and by 3.5% in each of fiscal years 2006 through 2009.

•	Credit card fees will be 1.3% of Reeds’ sales in each of fiscal years 2005 through 2009 based on current contracts.

Capital Expenditures and Depreciation.

•	Capital expenditures will be $1,500,000.00 in fiscal year 2005, and $2,000,000.00 in each of fiscal years 2006 through 2009.

•	$1,020,000.00 of the capital expenditures in fiscal year 2005 and $1,360,000.00 of the capital expenditures annually thereafter will be for furniture, fixtures & equipment to be depreciated over 7 years.

•	$480,000.00 of the capital expenditures in fiscal year 2005 and $640,000.00 of the capital expenditures annually thereafter will be for leaseholds to be depreciated over 10 years.

•	For existing assets, the continuance of current depreciation schedules is assumed.

Interest.

•	The interest rate accruing on Reeds’ credit revolver shall be the following in each of the fiscal years as set forth below:

•	5% through December 2004;

•	5.5% from January 2005 through June 2005;

•	5.5% from July 2005 through December 2005;

•	5.75% from January 2006 through June 2006;

•	6% from July 2006 through December 2006;

•	6.25% from January 2007 through June 2007; and

•	6.5% from July 2007 thereafter.

•	The interest rate on Reeds’ subordinated debt of $845,000.00 to certain members of the Zimmer family (as described in Items 7 and 13 of Reeds’ Annual Report on Form 10-K for the fiscal year ended February 28, 2003), shall be the following in each of the fiscal years as set forth below:

•	4.25% through December 2004;

•	4.75% from January 2005 through June 2005;

•	4.75% from July 2005 through December 2005;

•	5.00% from January 2006 through June 2006;

•	5.25% from July 2006 through December 2006;

•	5.5% from January 2007 through June 2007; and

•	5.75% from July 2007 thereafter.

•	The interest rate on Reeds’ subordinated debt of $1,734,000.00 to certain members of the Zimmer family (as described in Items 7 and 13 of Reeds’ Annual Report on Form 10-K for the fiscal year ended February 28, 2003), shall be the following in each of the fiscal years as set forth below:

•	10.25% through December 2004;

•	10.75% from January 2005 through June 2005;

•	10.75% from July 2005 through December 2005;

•	11% from January 2006 through June 2006;

•	11.25% from July 2006 through December 2006;

•	11.5% from January 2007 through June 2007; and

•	11.75% from July 2007 thereafter.

Income Taxes.

•	Reeds’ Net Operating Loss of $3,362,000.00 will be used before any income tax expense is recognized and will result in reductions of Reeds’ Deferred Tax Asset accounts.

•	Reeds’ Deferred Tax Liability account will be reduced $20,000.00 monthly throughout fiscal years 2005 through 2009 for changes in the book value / tax value difference in depreciation.

•	Reeds’ income tax rate will be 37.0% throughout fiscal years 2005 through 2009.

Valuation Overview. The following table provides a summary of the range of indicated values for Reeds for each of the analyses used by Capitalink.

Methodology	Indicated Common Stock Price
Discounted Cash Flow Analysis

LTM Revenue Terminal Multiple	$1.62	—	$2.19
LTM EBITDA Terminal Multiple	$1.41	—	$1.97
Perpetual Growth Method	$1.16	—	$2.60
Indicated Reference Range	$1.40	—	$2.26

Comparable Company Analysis

Market Value as multiple of:
Net Tangible Equity 8/31/03	$1.42	—	$2.85
Enterprise Value as multiple of:
LTM Revenue 8/31/03	$1.92	—	$2.51
NFY Revenue 2/28/04	$1.66	—	$2.30
Average EBITDA (FY2000-LTM August 2003)	$0.86	—	$1.34
Indicated Reference Range	$1.47	—	$2.25

Comparable Transaction Analysis

Market Value as multiple of:
Net Common Equity 8/31/03	$1.71	—	$2.85
Enterprise Value as multiple of:
LTM Revenue 8/31/03	$2.37		$3.11
Average EBITDA (FY2000-LTM August 2003)	$0.25	—	$1.44
Indicated Reference Range	$1.44	—	$2.46

Acquisition Premiums Analysis

Prior One Day	$1.51	—	$1.73
Prior 5 Day	$1.55	—	$1.83
Prior 30 Day	$1.59	—	$1.85
Indicated Reference Range	$1.55	—	$1.80

Net Book Value Analysis

Adjusted Net Book Value 10/31/03	$1.94

Financial Performance Analysis. Capitalink undertook analyses of the historical and projected financial data of Reeds in order to understand and interpret its operating and financial performance and strength.

Capitalink reviewed Reeds’ historical financial data as derived from Reeds’ public filings for the four years ended February 28, 2003 and the six months ended August 31, 2003. Reeds’ financial information was normalized to remove restructuring expenses and discontinued operations, including the termination of Reeds’ CEBA bank, First Retail Bank, N.A., Flowery Branch, Georgia, and the sale of its related accounts receivable portfolio to Alliance Data Systems (“ADS”). Capitalink noted the following:

Revenues for Reeds have steadily declined from approximately $120.9 million in fiscal year (“FY”) 2000 to approximately $101.0 million for the twelve months (“LTM”) ended August 31, 2003. The gradual deterioration of Reeds’ revenue is due to rising competition in the industry, the closure of underperforming stores, and the decline in the United States economy after the events of September 11, 2001. Over the past four fiscal years, Reeds’ gross margin has fallen from approximately 51% in FY2000 to approximately 48% for the LTM ended August 31, 2003. The decline in gross margins reflects the increased promotional activity by Reeds due to increased competitive pressures and management’s intent to rapidly mark down slower-moving merchandise to improve inventory turn and free up working capital.

Reeds’ earnings before taxes, interest, depreciation and amortization (“EBITDA”) fell significantly from a high of approximately $10.0 million in FY2000 to approximately $1.7 million for the LTM period August 31, 2003. As with revenue, the fall in EBITDA was primarily dependent on the United States economy, resulting in falling expenditure on discretionary items such as jewelry, rising bad debt expenses and rising personnel and lease expenses.

The sale of Reeds’ credit operations and related accounts receivable portfolio to ADS significantly reduced Reeds’ working capital requirements from a high of approximately $77.9 million in FY2000 to approximately $33.3 million as of August 31, 2003. With the sale, Reeds was able to reduce its interest bearing debt obligations from a high of approximately $64.6 million in FY2001 to approximately $24.7 million as of August 31, 2003. Reeds has a revolving credit agreement, which is collateralized by substantially all of Reeds’ assets and permits borrowings of up to $30 million through February 28, 2005.

During FY2002, Reeds recorded approximately $6.0 million in restructuring costs related to the closure of 26 under performing stores, costs associated with buying out store leases, store closing costs, and the loss on the sale or abandonment of leasehold improvements and furniture and fixtures. The restructuring charge also includes the severance costs associated with reducing its corporate office personnel by approximately 20% and its store personnel by approximately 17%.

Market Performance Analysis. Capitalink utilized a historical stock price analysis to review and compare Reeds’ stock performance to the general market indices and a selected peer group. In addition, Capitalink reviewed the liquidity of Reeds’ common stock in the public trading markets.

Capitalink reviewed the daily closing market price and trading volume of Reeds’ common stock over the one-year look-back period ending November 25, 2003. Capitalink compared the daily closing market price performance of Reeds’ common stock to both the Comparable Companies (as defined below) and the Russell 3000 Index for both periods. Capitalink also calculated total trading volumes at various closing price ranges. In addition, the number of trading days, and the respective percentages, at certain trading volumes, was set forth.

Capitalink noted the following characteristics of Reeds’ common stock:

During the twelve months ended November 25, 2003 Reeds’ share price has ranged from as high as $1.35 to as low as $0.91. Reeds’ common stock closed at $1.10 on November 25, 2003.

Reeds’ stock has experienced extremely limited liquidity with the average and median daily number of shares traded equal to 556 and 0 respectively. It was further noted that there was no volume on 176 trading days or approximately 69.6% of the available trading days. Reeds’ daily trading volume exceeded 9,000 shares only once over the last twelve months.

Discounted Cash Flow Analysis. Capitalink utilized the discounted cash flow analysis, an income valuation approach, for the purposes of valuing a business based on the present value of its expected returns.

Capitalink performed discounted cash flow analyses, aggregating the present value of projected unlevered free cash flows over a forecast period, with the present value of the terminal value at the end of such period. Free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. The forecast period is comprised of the five fiscal years ending February 29, 2008, and such projections were derived from financial information and operating data provided by Reeds.

In order to arrive at a present value, Capitalink utilized discount rates ranging from 17.5% to 18.5%. This was based on an estimated weighted average cost of capital of 18.0% (based on Reeds’ 24.9% estimated cost of equity and 5.3% weighted average cost of debt).

Capitalink presented a range of terminal values at the end of the forecast period by applying a range of multiples to the FY2008 projected revenue and EBITDA. In addition, Capitalink presented a perpetual growth scenario whereby ranges of growth rates were applied to the FY2008 free cash flow in order to determine a terminal value, rather than multiples.

In each of the scenarios noted above, a range of enterprise values was derived for Reeds’ business. The results of the discounted cash flow analysis under the three terminal value scenarios were as follows:

•	Utilizing the revenue terminal scenario (range of 0.40 times to 0.45 times), Capitalink calculated a range of indicated enterprise values from $42.0 million to $46.8 million.

•	Utilizing the EBITDA terminal scenario (range of 7.5 times to 8.5 times), Capitalink calculated a range of indicated enterprise values from $40.1 million to $44.9 million.

•	Utilizing a perpetual growth scenario (growth rates of 11.5% to 12.5%), Capitalink calculated a range of indicated enterprise values from $38.0 million to $50.3 million.

The total enterprise values above were then reduced by Reeds’ net debt of $28.2 million as of October 31, 2003 (which includes $28.6 million in interest bearing debt and approximately $413,000 in cash on hand and from the assumed exercise of in the money (“ITM”) options) to arrive at an equity value range. The equity value range was then divided by the total common stock equivalents of 8.512 million, which includes ITM options, to obtain a range of indicated common stock shares prices of between $1.40 and $2.26.

Selected Comparable Company Analysis. Capitalink utilized the selected comparable company analysis, a market valuation approach, for the purposes of compiling a guideline or comparable company statistics and developing valuation metrics based on prices at which stock of similar companies are trading in a public market.

The selected comparable company analysis compares the trading multiples of Reeds with those of other publicly traded companies that are similar with respect to business model, operating sector, size and target customer base. Capitalink located five companies that it deemed comparable to Reeds with respect to their industry sector and market served (the “Comparable Companies”). All are involved in the operation of jewelry stores in the United States and operate under the Standard Industry Code code 5944.

The Comparable Companies utilized were: Signet Group PLC, Zale Corp, Friedmans, Inc., Whitehall Jewelers and Mayor’s Jewelers. Reeds is significantly smaller than all of the Comparable Companies. As of November 25, 2003, the enterprise values for the Comparable Companies ranged from approximately $3.6 billion to approximately $72.9 million and revenue ranged from approximately $2.5 billion to approximately $111.9 million. In comparison, Reeds had an enterprise value and LTM revenue of approximately $33.5 million and approximately $101.1 million, respectively.

Capitalink reviewed certain financial information relating to Reeds in the context of the corresponding financial information, ratios and public market multiples for the Comparable Companies. No company used in Capitalink’s analysis was deemed to be identical or directly comparable to Reeds; accordingly, Capitalink considered the multiples for the Comparable Companies, taken as a whole, to be more relevant than the multiples of any single company.

Based on publicly available information, Capitalink reviewed financial information for each of the Comparable Companies that included among other things: market value, enterprise value (defined as market value plus interest bearing debt and preferred stock less cash and equivalents), revenue, EBITDA, earnings before interest and taxes, earnings per share (“EPS”), total assets, common equity, net tangible common equity, and selected financial ratios. Capitalink compared the financial operating data and ratios to Reeds.

For comparison purposes, operating profits including EBITDA for the Comparable Companies and Reeds were normalized to exclude unusual and extra ordinary expenses and income.

Capitalink noted that the EBITDA margin for Reeds of 1.7% for the LTM period ended August 31, 2003 was lower than all of the Comparable Companies, the mean and media of which was 7.9% and 9.6%, respectively. Given the volatility in Reeds’ EBITDA, Capitalink also calculated the average EBITDA from FY2000 to LTM August 2003 to be approximately $4.0 million. Capitalink also noted that Reeds’ debt to total invested capital ratio of 73.7% is higher than any of the Comparable Companies (the mean and median of which was 39.7% and 36.3%, respectively).

Capitalink expects Reeds’ valuation multiples to be below the average of the Comparable Companies due to the smaller size of Reeds (which limits the ability of Reeds to gain economies of scale advantages with respect to corporate costs and supply costs) and the poor historical performance of Reeds relative to most of the Comparable Companies.

Taking into account net debt of approximately $24.1 million and common stock equivalents of 8.512 million shares as of August 31, 2003, Capitalink calculated a range of indicated common stock shares price as follows:

		Selected Multiple			Indicated Common Stock Price
	Statistic ($,000)	Low	—	High	Low	—	High
Market Value Multiple
Net Tang Equity 8/31/03	$24,220	0.5x	—	1.0x	$1.42		$2.85
TIC Multiple
LTM Revenue 8/31/03	$101,084	0.40x	—	0.45x	$1.92	—	$2.51
NFY Revenue 2/28/04	$109,188	0.35x	—	0.40x	$1.66	—	$2.30
Average EBITDA (FY2000-LTM Aug 2003)	$4,040	7.8x	—	8.8x	$0.86	—	$1.34
Indicated Reference Range					$1.47	—	$2.25

As noted above, none of the Comparable Companies is identical or directly comparable to Reeds. Accordingly, Capitalink considered the multiples for such companies, taken as a whole, to be more relevant than the multiples of any single company. Further, an analysis of publicly-traded comparable companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading of the Comparable Companies.

Selected Comparable Transaction Analysis. Capitalink utilized the selected comparable transaction analysis, a market valuation approach, for the purposes of compiling precedent or comparable transaction statistics and develop valuation metrics based on the pricing in such transactions.

Information is typically not disclosed for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be “material” for the acquiror. As a result, the selected comparable transaction analysis is limited to transactions involving the acquisition of a public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by a public company.

Capitalink located seven transactions announced since February 2000 involving target companies in related industries to Reeds (the “Comparable Transactions”) and for which detail financial information was available. Target companies were involved in the operation of jewelry and/or watch stores and were generally classified under the SIC code 5944.

Acquiror	Acquiree
Tiffany & Co	Little Switzerland (55% stake)
Henry Birks & Sons	Mayors Jewelers Inc
Tiffany & Co	Little Switzerland (45% stake)
Zale Corp	Piercing Pagoda, Inc.
Signet Group PLC	Marks & Morgan Jewelers, Inc.
Sunglass Hut Int’l	Watch World International
Finlay Enterprises	Jay B. Rudolph

Based on the information disclosed with respect to the targets in the each of the Comparable Transactions, Capitalink calculated and compared total price paid as a multiple of net common equity, and enterprise values as multiples of LTM revenue and LTM EBITDA.

As with the Comparable Company analysis, Reeds’ unique characteristics, smaller size and poor historical performance would suggest Reeds be valued below the average of the Comparable Transaction multiples. Based on the selected multiple ranges, and taking into account net debt of approximately $24.1 million and common stock equivalents of 8.512 million shares as of August 31, 2003, Capitalink calculated a range of indicated equity values per share of between $1.44 and $2.46.

		Selected Multiple			Indicated Common Stock Price
	Statistic ($,000)	Low	—	High	Low	—	High
Market Value Multiple
Net Common Equity 8/31/03	$24,220	0.6x	—	1.0x	$1.71	—	$2.85
Enterprise Value Multiple
LTM Revenue 8/31/03	$101,084	0.44x	—	0.50x	$2.37	—	$3.11
Average EBITDA (FY2000-LTM Aug 2003)	$4,040	6.5x	—	9.0x	$0.25	—	$1.44
Indicated Reference Range					$1.44	—	$2.46

Acquisitions Premiums Paid Analysis. Capitalink utilized the acquisition premiums analysis, a market valuation approach, for the purposes of compiling precedent or comparable transaction premium statistics and develop valuation metrics based on the premiums in such transactions.

Capitalink reviewed the one-day, five-day and 30-day premiums for all minority interest transactions where the transaction was announced on or after January 2001, the transaction value was less than or equal to $25.0 million, the acquiring party previously had more than 50% shareholding in the target company and the target company is based in the United States.

Capitalink reviewed approximately 46 transactions that met these criteria and calculated the mean and median of the acquisition premiums. They were 57.2% and 37.3%, for the one day premium, 66.2% and 41.0% for the five day premium and 63.5% and 40.8% for the 30 day premium.

Based on the premiums paid in the scenario set forth above, Capitalink derived an indicated range of per share market values for Reeds using the prior one-day, five-day and 30-day share price as of November 25, 2003, of between $1.55 to $1.80 per share.

					Indicated Common Stock Price
	Statistic	Low	—	High	Low	—	High
Prior One Day	$1.10	37.3%	—	57.2%	$1.51	—	$1.73
Prior Five Day	$1.10	41.0%	—	66.2%	$1.55	—	$1.83
Prior 30 Day	$1.13	40.8%	—	63.5%	$1.59	—	$1.85
Indicated Reference Range					$1.55	—	$1.80

Adjusted Net Book Value Analysis. Capitalink utilized the adjusted net book value analysis, an asset valuation approach, for the purposes of adjusting Reeds’ historical cost balance sheet to reflect estimated market values for Reeds’ assets and liabilities.

Capitalink performed an adjusted book value analysis, based upon a going concern premise, to determine the value of Reeds assuming all of its assets were valued at market value. Under historical cost accounting most assets in Reeds’ financial statements are generally not reflected at market value, but reflect historical acquisition costs less, for most assets, accumulated amortization or accumulated depreciation.

For the purposes of this analysis, based upon discussions with Sparkle and Reeds’ management and utilizing Reeds’ balance sheet as of October 31, 2003, the following adjustments to Reeds’ net book value were made by Capitalink to reflect estimated market values for Reeds’ assets and liabilities:

•	$900,000.00 reduction to inventory to reflect estimated market value of slow moving inventory.

•	$1,500,000.00 reduction in the benefit of Reeds’ Net Operating Loss under a going concern premise.

•	$3,777,000.00 reduction to the contingent purchase price hold-back in connection with the sale of the accounts receivable portfolio of Reeds’ former CEBA bank subsidiary and affiliates to reflect estimated present value. (The terms of the sale of such accounts receivable portfolio including, but not limited to, the contingent purchase price hold-back, are described in Item 1 of Reeds’ Annual Report on Form 10-K for the year ended February 28, 2002, and the Purchase and Sale Agreement concerning the sale of the accounts receivable portfolio is attached thereto as Exhibit 10.1.)

The results of the analysis indicate that as of October 31, 2003, Reeds’ net book value per share decreases from $2.67 to an adjusted net book value per share of $1.94.

Capitalink performed a variety of financial and comparative analyses for the purpose of completing its Analysis. While the foregoing summary describes all material analyses and factors reviewed by Capitalink with Alan Zimmer on behalf of Sparkle, it does not purport to be a complete description of the presentations by Capitalink to Alan Zimmer or other members of Sparkle. The Analysis preparation is a complex process and is not necessarily susceptible to partial analysis or summary description. In addition, Capitalink may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Capitalink’s view of the actual value of Reeds. In performing its Analysis, Capitalink made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Reeds. The Analysis performed by Capitalink is not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such Analysis. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold.

Capitalink has received a fee in connection with its financial advisory services to Sparkle and the issuance of its Analysis. In addition, Sparkle has agreed to indemnify Capitalink for certain liabilities that may arise out of the rendering of its Analysis. Capitalink is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes. No material relationship existed between Capitalink and Reeds or Sparkle and any of its members of the Affiliates during the past two years, nor is any material relationship presently contemplated between Capitalink and Reeds or Sparkle and any of its members or the Affiliates.

THE FULL TEXT OF THE ANALYSIS OF CAPITALINK DATED NOVEMBER 26, 2003, IS ATTACHED TO THE SCHEDULE TO, FILED ON JANUARY 29, 2004 IN CONNECTION WITH THE OFFER AS EXHIBIT (C)(I) AND IS INCORPORATED HEREIN BY REFERENCE. COPIES OF THE ANALYSIS MAY BE OBTAINED FROM THE COMMISSION. SEE SUPPLEMENTAL TERMS TO THE TENDER OFFER—SECTION 6 (“CERTAIN INFORMATION CONCERNING REEDS”). HOLDERS OF SHARES ARE URGED TO, AND SHOULD, READ SUCH REPORT IN ITS ENTIRETY. THE ANALYSIS DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER ANY HOLDER OF SHARES SHOULD TENDER THEIR SHARES IN THE TENDER OFFER.

Copies of the Analysis are also available for inspection and copying at the principal executive offices of Sparkle during regular business hours by any Reeds’ shareholder or its representative who has been so designated in writing, and will be provided to any such shareholder or representative upon written request at the expense of the requesting party. Reeds’ shareholders interested in obtaining a copy of the Analysis should contact Sparkle at 111 Princess Street, Wilmington, North Carolina 28401, ATTN: Alan M. Zimmer.

6.	THE POSITION OF SPARKLE AND THE AFFILIATES REGARDING THE FAIRNESS OF THE AMENDED OFFER TO UNAFFILIATED SHAREHOLDERS

The rules of the Commission require Sparkle and the Affiliates to express their belief as to the fairness of the Amended Offer to Reeds’ unaffiliated shareholders. Sparkle and the Affiliates made their initial fairness determination in connection with the tender offer prior to the dissemination of the Offer to Purchase on January 29, 2004, and the announcement of the Amended Offer increasing the price offered per Share from $1.85 to $2.05 per Share, net to the selling shareholder in cash. Sparkle and the Affiliates believe that the Amended Offer, with its increased price of $2.05 per Share, is both financially and procedurally fair to Reeds’ unaffiliated shareholders based on the following:

•	Tender of the Shares is voluntary. Reeds’ shareholders are not required to tender their Shares; provided, however, that any Shares remaining after satisfaction of the Minimum Tender Condition and a subsequent closing of the Amended Offer will be exchanged for $2.05 per Share in cash in the Merger subject to a shareholder’s right to exercise his dissenters’ rights pursuant to Article 13 of the NC Business Act.

•	The Amended Offer is conditioned upon the tender of a majority of the Shares not owned by Sparkle or certain other persons as set forth in “Introduction—Minimum Tender Condition.” The Minimum Tender Condition is not waivable. Sparkle and the Affiliates believe that Reeds’ shareholders are sophisticated investors capable of evaluating the fairness of the Amended Offer and an informed decision by holders of a majority of Shares provides meaningful procedural protections for Reeds’ shareholders.

•	The $2.05 per Share price represents a 15% premium over the Shares’ closing price on March 26, 2004, which was the last trading day prior to the announcement of the price increase to $2.05 per Share in the Amended Offer, and an 11% increase above the $1.85 per Share price originally offered by Sparkle in the Offer to Purchase. The $2.05 per Share price also represents an 85% premium over the closing price on December 1, 2003, which was the last trading day prior to Sparkle’s announcement of an intention to commence a tender offer for the remaining Shares of Reeds at $1.85 per Share, and premiums of 87%, 85%, and 86% over the Shares’ average closing price for the 90, 20, and 5 trading days ending on December 1, 2003, respectively.

•	The Analysis of Capitalink providing that an indicated valuation range of the Shares was between $1.85 per Share and $2.05 per Share. Sparkle and the Affiliates have adopted the conclusions of Capitalink presented in the Analysis and believe that the Analysis supports their determination that the transaction is fair financially to Reeds’ unaffiliated shareholders. With the Amended Offer, Sparkle is offering the highest per Share price in the valuation range provided by Capitalink in its Analysis.

•	Shareholders of record may directly tender their Shares to Sparkle and avoid brokerage commissions they would otherwise incur if such Shares were sold in an open market transaction.

•	Reeds’ limited public float and its small shareholder base, as indicated by the approximately 221 holders of record plus approximately 300 beneficial owners, decrease the likelihood that there will be a significant active trading market for the Shares in the foreseeable future.

•	Reeds has never paid a cash dividend and has not declared a stock dividend to its shareholders since 1998 and there is no intention to do so in the foreseeable future.

•	Reeds’ market capitalization and stock price prior to the public announcement of the tender offer on December 2, 2003, have been at levels that cause concern about the possibility of an involuntary delisting of the Shares from trading on the American Stock Exchange; however, Reeds has not received any notice from the American Stock Exchange of any intent to delist the Shares.

•	The Amended Offer provides Reeds’ shareholders an opportunity to sell their Shares at a premium in a market which has not evidenced great liquidity.

•	In determining the fairness of its increased offer price of $2.05 per Share in the Amended Offer (and the initial offer price of $1.85 per Share), Sparkle and the Affiliates considered the value of the Shares on the basis of Reeds as a going concern as presented in the Analysis prepared by Capitalink, without giving effect to any anticipated effects of the transaction. The Discounted Cash Flow Analysis, Comparable Company Analysis, Comparable Transaction Analysis, and Acquisitions Premiums Analysis performed by Capitalink rendered ranges of going concern values for Reeds that ultimately led to Capitalink’s final indicated valuation range for Reeds of $1.85 to $2.05 per Share. Sparkle and the Affiliates have adopted the conclusions of Capitalink presented in the Analysis as to the value of the Shares on the basis of Reeds as a going concern and believe that the Analysis supports their determination that the transaction is fair financially to Reeds’ unaffiliated shareholders.

In making its determination that the Amended Offer is procedurally and substantively fair to Reeds’ unaffiliated shareholders, Sparkle and the Affiliates considered the following factors that did not favor the Amended Offer and Merger:

•	The consummation of the Amended Offer and Merger would eliminate the opportunity of Reeds’ shareholders (other than the members of Sparkle) from participating in any potential future growth in Reeds’ value and earnings (but also any poor performance as well), whereas the indirect equity interest of the members of Sparkle will increase upon completion of the Amended Offer and Merger.

•	The structure of the transaction does not provide Reeds’ shareholders with an opportunity to approve or disapprove the Amended Offer or Merger.

•	In preparing its Analysis, several of the valuation methodologies utilized by Capitalink resulted in valuation ranges for the Shares above the initial offering price of $1.85 per Share (including that the adjusted net book value of a Share, without giving effect to any anticipated effects of the transaction, was $1.94), and some even above the increased offering price of $2.05 per Share. Sparkle did not consider such factors, however, to outweigh the fact that Capitalink’s Analysis (after considering all of the valuation methodologies utilized by Capitalink as a whole), provided an indicated valuation range of the Shares between $1.85 per Share and $2.05 per Share, or that the initial price offered of $1.85 per Share and the increased price offered of $2.05 per Share are both at substantial premiums compared to the recent historical prices of the Shares. Book value per Share, an historical accounting value which does not reflect the current net market value of Reeds’ assets after payment of its liabilities, was determined as of October 31, 2003, to be $2.67 per Share, whereas, the adjusted net book value per Share, which reflects estimated current market values of Reeds’ assets, was determined by Capitalink in its Analysis to be $1.94 per Share.

•	Though the Amended Offer and Merger will not be presented to Reeds’ board of directors for approval by its independent members, and it is the understanding of Sparkle and the Affiliates that an unaffiliated representative has not been retained by the independent directors of Reeds to act solely on behalf of those Reeds’ unaffiliated shareholders for purposes of preparing a report concerning the fairness of the Amended Offer and Merger to such unaffiliated Shareholders, it is the opinion of Sparkle and the Affiliates that the Amended Offer and Merger are procedurally fair to the unaffiliated shareholders of Reeds. Each unaffiliated shareholder of Reeds has a choice whether or not to tender its Shares, the Amended Offer is subject to the Minimum Tender Condition, and each non-tendering Reeds’ shareholder has dissenters’ rights in connection with the Merger.

The belief of Sparkle and the Affiliates that the Amended Offer is procedurally and substantively fair, however, should not be construed as a recommendation as to whether you should tender your Shares. Sparkle and the Affiliates have not considered other factors, other than as stated above, regarding the fairness of the Amended Offer to Reeds’ unaffiliated shareholders. In particular, Sparkle and the Affiliates have not independently considered with respect to such fairness of the Amended Offer:

•	liquidation value, which Sparkle and the Affiliates do not believe to be meaningful because they believe any proceeds from Reeds’ liquidation would be significantly lower than the initial offering price of $1.85 per Share and the increased offering price of $2.05 per Share, since it would expect that Reeds’ inventory, which is Reeds’ most significant asset, would be heavily discounted in a forced liquidation scenario. Sparkle bases this expectation on the attempts of Reeds’ management in the past to sell excess inventory from Reeds’ store closings, and on the fact that Reeds has not been able to secure financing on its inventory in excess of 60% to 70% of its value.

•	any purchases of Shares made during the past two years by Sparkle or any Affiliates because no purchases have been made during such time period. Some Affiliates have received Shares through gifts of such Shares from other members of Sparkle, but neither Sparkle nor any Affiliate has purchased any Shares during the past two years. As noted above, however, Sparkle and the Affiliates did consider the recent historical prices of the Shares in making its determination that the initial offer was and the Amended Offer is fair to Reeds’ unaffiliated shareholders.

•	any firm offers made for the acquisition of Reeds or its assets over the last two years because no such offers have been made during such time period.

NEITHER SPARKLE (NOR ITS MEMBERS) OR THE AFFILIATES ARE MAKING ANY SPECIFIC RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR SHARES IN THIS TENDER OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER OR NOT YOU WISH TO TENDER YOUR SHARES.

SUPPLEMENTAL TERMS OF THE TENDER OFFER

1. TERMS OF THE AMENDED OFFER

Sparkle has amended its offer to purchase the Shares. The price per Share to be paid pursuant to the Amended Offer has been increased from $1.85 per Share to $2.05 per Share, net to the seller in cash, upon the terms and subject to the conditions of the Amended Offer. All shareholders whose Shares are validly tendered (and not withdrawn) and accepted for payment (including Shares tendered and not withdrawn prior to the date of this Supplement) will receive the increased price even if such shareholders have previously tendered (and not withdrawn) their Shares and take no further action.

Upon the terms and subject to the conditions set forth in the Amended Offer (including terms and conditions set forth in Supplemental Terms of the Tender Offer – Section 10 (“Certain Conditions of the Amended Offer”), and if the Amended Offer is further extended, the terms and conditions of such extension or amendment (the “Offer Conditions”), Sparkle will accept for payment, and pay for, Shares validly tendered on or prior to the Expiration Date and not withdrawn as permitted in the Offer to Purchase under the heading Terms of the Offer – Section 4 (“Rights of Withdrawal”). The term “Expiration Date” is hereby amended to mean 5:00 p.m., New York City time, on Thursday, May 6, 2004, unless Sparkle shall have extended the period for which the Amended Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Amended Offer, as so extended by Sparkle, shall expire. The period from the original date of the initial tender offer until 5:00 p.m., New York City time, on Thursday, May 6, 2004, as such may be extended, is referred to as the “Offering Period.”

Sparkle may elect, in its sole discretion, to provide a subsequent offering period of three (3) to twenty (20) business days (the “Subsequent Offering Period”). A Subsequent Offering Period, if one is provided, is not an extension of the Offering Period. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offering Period, in which shareholders may tender Shares not previously tendered during the Offering Period. If Sparkle decides to provide for a Subsequent Offering Period, Sparkle will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. All Offer Conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

Subject to the applicable rules and regulations of the Commission, Sparkle expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offering Period by giving oral or written notice of such extension to the Depositary and issuing a press release announcing the extension in accordance with applicable Commission rules. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the terms of the Amended Offer, including the right of a tendering shareholder to withdraw such shareholder’s Shares. See Offer to Purchase: The Tender Offer—Section 4 (“Rights of Withdrawal”). Subject to the applicable regulations of the Commission, Sparkle also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Amended Offer as to any Shares not then paid for, if any of the Offer Conditions are not then satisfied and (ii) to waive any condition and to add, supplement or change any other term and condition of the Amended Offer, by giving oral or written notice of such delay, termination, amendment, waiver or change to the Depositary and by making a public announcement thereof; provided, however, that all Offer Conditions other than those conditions dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the Offering Period. Notwithstanding anything in this paragraph to the contrary, the Minimum Tender Condition may not be waived. If Sparkle elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (not beyond a total of twenty (20) business days) by giving oral or written notice of such extension to the Depositary. If Sparkle accepts any Shares for payment pursuant to the terms of the Amended Offer, it will accept for payment all Shares validly tendered during the Offering Period and not withdrawn, and, on the terms and subject to the conditions of the Amended Offer, including but not limited to the Offer Conditions, it will promptly pay for all Shares so accepted for payment and will immediately accept for payment and promptly pay for all Shares as they are tendered in any Subsequent Offering Period. Sparkle confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

Any delay, termination, amendment, waiver or change of the Amended Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Amended Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change) and without limiting the manner in which Sparkle may choose to make any public announcement, Sparkle shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

Sparkle confirms that if it makes a material change in the terms of the Amended Offer or the information concerning the Amended Offer, or if it waives a material condition of the Amended Offer, Sparkle will extend the Amended Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act.

If, during the Offering Period, Sparkle, in its sole discretion, shall increase or decrease the percentage of Shares being sought or increase or decrease the consideration offered to holders of Shares, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Amended Offer and, if at the time notice of any such increase or decrease is first published, sent or given to holders of Shares, the Amended Offer is scheduled to expire at any time earlier than the tenth (10th) business day from and including the date that such notice is first so published, sent or given, the Amended Offer will be extended until the expiration of such ten (10) business day period. For purposes of the Amended Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Amended Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Sparkle will accept for payment, and will pay for, Shares validly tendered and not withdrawn promptly after the expiration of the Offering Period. If there is a Subsequent Offering Period, all Shares tendered during the Offering Period will be immediately accepted for payment and promptly paid for following the expiration thereof and Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Subject to applicable rules of the Commission, Sparkle expressly reserves the right to delay acceptance for payment of or payment for Shares in anticipation of its receipt of any necessary governmental regulatory approvals. See Supplemental Terms of the Tender Offer—Section 10 (“Certain Conditions of the Amended Offer”). In all cases, payment for Shares tendered and accepted for payment pursuant to the Amended Offer will be made only after timely receipt by the Depositary of certificates evidencing such Shares (or a confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depositary Trust Company (the “Book-Entry Transfer Facility”)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and any other required documents.

For purposes of the Amended Offer, Sparkle will be deemed to have accepted for payment Shares validly tendered and not withdrawn, if and when Sparkle gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Amended Offer. Payment for Shares accepted for payment pursuant to the Amended Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Sparkle and transmitting such payments to the tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Amended Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in The Tender Offer—Section 3 (“Procedures for Tendering Shares”), such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), promptly following expiration or termination of the Amended Offer.

Sparkle reserves the right to transfer or assign in whole or in part from time to time to one or more of its subsidiaries the right to purchase all or any portion of the Shares tendered pursuant to the Amended Offer, but any such transfer or assignment will not relieve Sparkle of its obligations under the Amended Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Amended Offer.

3. PROCEDURES FOR TENDERING SHARES

Procedures for tendering shares for the Amended Offer are set forth in the Offer to Purchase under the heading The Tender Offer – Section 3 (“Procedures for Tendering Shares”). Shareholders tendering shares may use the original Letter of Transmittal that was distributed with the Offer to Purchase or the revised Letter of Transmittal and will nevertheless receive the increased price of $2.05 per Share, upon the terms and subject to the conditions of the Amended Offer.

4. RIGHTS OF WITHDRAWAL

The rights of withdrawal pursuant to the Amended Offer are set forth in the Offer to Purchase under the heading The Tender Offer – Section 4 (“Rights of Withdrawal”).

5. PRICE RANGE OF SHARES; DIVIDENDS

The Shares are quoted on the American Stock Exchange under the symbol “RJI.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for the Shares on the American Stock Exchange based upon public sources:

	Sales Prices
Fiscal Year	High	Low
2002
Third Quarter	$1.35	$0.85
Fourth Quarter	$1.15	$0.95

2003
First Quarter	$1.15	$0.80
Second Quarter	$1.60	$1.10
Third Quarter	$1.25	$0.95
Fourth Quarter	$1.15	$0.91

2004
First Quarter	$1.35	$1.02
Second Quarter	$1.35	$1.00
Third Quarter	$1.28	$1.00
Fourth Quarter	$1.89	$1.21

On December 1, 2003, the last full trading day prior to announcement of the Offer, the reported closing price of the Shares on the American Stock Exchange was $1.11 per Share. On January 27, 2004, the last full trading day prior to the Offer to Purchase going to print, the last reported trading price of the Shares on the American Stock Exchange was $1.80 per Share. On March 26, 2004, the last full trading day prior to the announcement of the Amended Offer, the last reported trading price of the Shares on the American Stock Exchange was $1.78 per Share (based on the last trade in the Shares at closing on March 26, 2004, having occurred on March 19, 2004, at $1.78 per Share).

SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

Since its public offering in 1986, Reeds has issued the following three stock dividends: (i) a 10% stock dividend with cash in lieu of fractional Shares, payable on August 15, 1994, for shareholders of record on August 1, 1994; (ii) a 10% stock dividend with cash in lieu of fractional Shares, payable on June 1, 1995, for shareholders of record on May 11, 1995; and (iii) a two-for-one stock split effected in the form of a 100% stock dividend with cash in lieu of fractional Shares, payable on February 21, 1998, for shareholders of record on February 11, 1998. Reeds has never declared a cash dividend.

6. CERTAIN INFORMATION CONCERNING REEDS

Reeds is a North Carolina corporation with its principal executive offices located at 2525 South Seventeenth Street, Wilmington, North Carolina 28401. Reeds operates 90 retail jewelry stores in enclosed regional malls located principally in the Southeast and Midwest sections of the United States. According to Reeds’ Form 10-Q for the quarter ended November 30, 2003, filed with the Commission on January 14, 2004, as of January 14, 2004 (and according to Sparkle as of March 29, 2004), Reeds had 8,476,372 shares outstanding.

As of the date hereof, Sparkle and the Affiliates, have been advised as follows: (i) that each of the following independent directors of Reeds presently intends to tender his Shares in the tender offer: G. Waddy Garrett (10,000 Shares and 4,000 Shares under option), Kenneth M. Gassman, Jr. (5,700 Shares and 4,000 Shares under option), Fenton N. Hord (6,000 Shares and 4,000 Shares under option), and Richard F. Sherman (8,470 Shares and 4,000 Shares under option); and (ii) that each of the following executive officers of Reeds (other than those executive officers of Reeds who are members of Sparkle) presently intends to tender his Shares in the tender offer: Allan E. Metzner (360 Shares and 2,000 Shares under option), Gerald R. Smith (1,478 Shares and 2,000 Shares under option), and James R. Rouse (0 Shares and 2,000 Shares under option). As of the date hereof, neither Sparkle nor the Affiliates are aware of: (i) any public recommendation made by Reeds or any of its executive officers, directors, or affiliates with respect to the tender offer, or (ii) Reeds making public any appraisal, report or opinion on the fairness of this transaction; provided, however, that on March 5, 2004, Reeds filed a Schedule 14d-9 in which it announced that its board of directors (adopting the position of its members who are unaffiliated with Sparkle) would take no position on the terms of the tender offer at its initial price of $1.85 per Share, net to the selling shareholder in cash. In accordance with Rule 14e-2, Reeds, on April 8, 2004, responded to the Amended Offer by filing Amendment No. 1 to its Schedule 14D-9 with the Commission. In Amendment No. 1 to the Schedule 14D-9, Reeds announced that its board of directors would take “no position” on the terms of the tender offer at its increased price of $2.05 per Share, net to the selling shareholder in cash.

REEDS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary historical consolidated financial data for Reeds as of and for the nine months ended November 30, 2003 and 2002 and as of and for each of the fiscal years ended February 28, 2003 and 2002.

This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in Reeds’ Annual Report on Form 10-K for the fiscal year ended February 28, 2003, as amended, and the unaudited consolidated interim financial statements and other financial information contained in Reeds’ Quarterly Reports on Form 10-Q for the quarterly period ended on November 30, 2003, as amended, including the notes thereto. More comprehensive financial information is included in such reports (including Management’s Discussion and Analysis of Financial Condition and Results of Operation) and other documents filed by Reeds with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 in Reeds’ Annual Report on Form 10-K for the fiscal year ended February 28, 2003 and Item 1 in Reeds’ Quarterly Report on Form 10-Q for the quarterly period ended on November 30, 2003, are hereby incorporated herein by this reference. Copies of such reports and other documents may be examined at or obtained from the Commission and the American Stock Exchange in the manner set forth below.

	For Nine Months Ended November 30		For the Years Ended February 28
	(unaudited)		(audited)
	2003	2002	2003	2002
	(Numbers in Thousands)
Income Statement Data
Revenues	$60,221	$61,570	$102,011	$113,449
Total operating costs and expenses	64,429	65,047	102,551	133,763
Operating income (loss)	(4,208)	(3,477)	(540)	(20,314)
Net income (loss)	(5,376)	(3,120)	(1,505)	(15,376)

Balance Sheet Data
Current assets	59,828	63,443	45,829	53,197
Non-current assets	18,178	17,317	20,190	18,751
Current liabilities	23,047	50,805	12,279	23,049
Non-current liabilities	32,184	3,419	25,589	19,243
Total shareholder’s equity	22,775	26,536	28,151	29,656
Cash dividends declared per common share	0	0	0	0

Average Shares of Common Stock Outstanding	8,476,372	8,476,372	8,476,372	8,476,372

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical per share data for Reeds. Basic and diluted earnings per common share is presented for the nine months ended November 30, 2003 and 2002 and for each of the years ended February 28, 2003 and 2002, and the book value per share is presented as of those dates.

	For Nine Months Ended November 30		For the Years Ended February 28
	2003	2002	2003	2002
For the period ending:
Basic and diluted income (loss) from continuing operations	$(0.61)	$(0.34)	$(0.15)	$(1.83)
Basic and diluted net income (loss)	$(0.63)	$(0.37)	$(0.18)	$(1.81)

As of the period ending:
Book value per share	$2.69	$3.13	$3.32	$3.50

Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing shareholders’ equity by the number of Shares outstanding.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents a ratio of Reeds’ earnings to its fixed charges for the nine months ended November 30, 2003, and 2002, and for each of the years ended February 28, 2003, and 2002.

	For Nine Months Ended November 30		For the Years Ended February 28
	2003	2002	2003	2002
Ratio of Earnings to Fixed Charges	-4.0	-1.4	-0.5	-9.5

The term “fixed charges” is defined by the Commission to mean the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries (inapplicable due to Reeds having no preference securities). The term “earnings” is defined by the Commission as the amount resulting from adding and subtracting the following items. Add the following: (a) Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) Reeds’ share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries (inapplicable due to Reeds having no preference securities), and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges (inapplicable due to Reeds having no minority interest in any subsidiaries). Equity investees are investments that you account for using the equity method of accounting.

Except as otherwise set forth herein, the information concerning Reeds contained in this Supplement and the Offer to Purchase has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Although Sparkle and the Affiliates have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Sparkle and the Affiliates cannot guarantee the accuracy or completeness of the information contained in such documents and records, or the lack of any failure by Reeds to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Sparkle and the Affiliates.

AVAILABLE INFORMATION. Reeds is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Reeds’ directors and officers, their remuneration, stock options granted to them, the principal holders of Reeds’ securities, any material interests of such persons in transactions with Reeds and other matters are required to be disclosed in proxy statements distributed to Reeds’ shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection and copying (at prescribed rates) at the public reference room at the Commission’s offices at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. Copies may be obtained, by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and can be obtained electronically on the Commission’s Website at http://www.sec.gov. The Shares trade on the American Stock Exchange under the symbol “RJI.”

7. CERTAIN INFORMATION CONCERNING SPARKLE

Sparkle is the sole shareholder of Sparkle Acquisition, a North Carolina corporation formed by Sparkle to effect the Merger. Sparkle Acquisition has no other business purpose and has not engaged in any transaction in the Shares for the past 60 days. The business address and business telephone number of Sparkle Acquisition is the same as Sparkle: 111 Princess Street, Wilmington, North Carolina 28401 and (910) 763-4669, ext. 203. Sparkle Acquisition has never been convicted in a criminal proceeding, and has never been a party to any judicial or administrative proceeding. Sparkle Acquisition is not a beneficial owner of any of the Shares, but in connection with the Merger following the consummation of the tender offer, Sparkle will contribute its Shares to Sparkle Acquisition so that Sparkle Acquisition will therefore own more than 90% of the Shares and may effect the Merger as a short-form merger in accordance with the NC Business Act. Detailed information concerning Sparkle itself is set forth in the Offer to Purchase under the heading The Tender Offer – Section 7 (“Certain Information Concerning Sparkle”).

8. MERGER AND DISSENTERS’ RIGHTS; “GOING PRIVATE” RULES

Information concerning the Merger and the “Going Private” rules, and a summary discussion of how holders of Shares may exercise their dissenters’ rights in connection with the Merger (assuming the closing of the Amended Offer) is set forth in the Offer to Purchase under the heading The Tender Offer – Section 8 (“Merger and Dissenters’ Rights; “Going Private” Rules”).

9. SOURCE AND AMOUNT OF FUNDS

As a result of the Amended Offer, Sparkle estimates that the total amount of funds required to purchase all of the outstanding Shares, other than those already owned by Sparkle and its affiliates pursuant to the Amended Offer and Merger, and to pay related fees and expenses connected with both will be approximately $2,480,000.00. Sparkle Acquisition Inc., a wholly-owned subsidiary of Sparkle (organized as a corporation pursuant to the NC Business Act) (“Sparkle Acquisition”), has entered into a loan agreement with RBC Centura Bank to provide the funds necessary to purchase the Shares in connection with the tender offer and Merger upon the terms hereunder. The interest rate is a 30-day LIBOR Base Rate plus 3.75 percentage points (resulting in an initial interest rate of 4.904%) with payments of interest only for the first six months, followed by consecutive monthly principal and interest payments of $56,365.00 beginning July 2004, and a final principal and interest payment of $1,145,136.17 on June 17, 2006. The credit facility matures thirty months from the note date. The total outstanding debt of Sparkle is secured by the Shares owned by Alan Zimmer, Herbert Zimmer, Jeffrey Zimmer, and Arlene Schreiber prior to their contributions to Sparkle of such Shares, and a negative pledge of certain other publicly traded securities held by 111 Princess Street Associates Limited Partnership, a Georgia limited partnership (“Princess Street Associates”), affiliated with Messrs. Zimmer, Zimmer, and Zimmer, and Ms. Schreiber. In the event of a payment default or other default under the stock pledge agreements, or related loan documents, RBC Centura Bank may proceed against such Shares. Alan Zimmer, Herbert Zimmer, Jeffrey Zimmer, Arlene Schreiber, and Princess Street Associates have each also entered into an agreement with RBC Centura Bank guaranteeing the full payment of the credit facility. During the tender offer, Sparkle Acquisition will loan funds to Sparkle to purchase the tendered and accepted Shares pursuant to a 90 day demand note. Sparkle intends to repay its note to Sparkle Acquisition, and thus the note to RBC Centura, from the operating cash flow of Reeds, as an ultimate operating subsidiary of Sparkle, and for any interim payments, or payments exceeding the principal amount of the loan, from the capital contributions of its members. Assuming that the Amended Offer and Merger successfully close by May 15, 2004, it is anticipated that the aggregate amount of interim loan repayments to be obtained from capital contributions will be $49,000.00 (including $28,851.00 which has already been paid). The financing was subject to standard underwriting requirements of RBC Centura Bank, and standard terms and conditions found in loan agreements and related loan documentation for credit facilities of similar size and nature. The financing from RBC Centura has already been funded. Accordingly, Sparkle does not need and does not presently intend to obtain any alternative financing. Neither the Amended Offer nor the Merger will be conditioned upon Sparkle or any of its members obtaining any financing in contemplation of such transaction.

10. CERTAIN CONDITIONS OF THE AMENDED OFFER

Notwithstanding any other provision of the Amended Offer, Sparkle shall not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Amended Offer as to any Shares not then paid for if (i) at the expiration of the Offering Period, the Minimum Tender Condition has not been satisfied, or (ii) if on or after December 2, 2003, and at or prior to the expiration of the Offering Period, any of the following events shall occur:

a. there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign which, (i) challenges the acquisition by Sparkle of the Shares, seeks to restrain, delay or prohibit the consummation of the Amended Offer or the transactions contemplated by the Amended Offer or subsequent business combination or, seeks to obtain any material damages or otherwise directly or indirectly relates to the transactions contemplated by the Amended Offer or other subsequent business combination, (ii) seeks to prohibit or impose material limitations on Sparkle’s acquisition, ownership or operation of all or any portion of its or Reeds’ business or assets (including the business or assets of their respective affiliates and subsidiaries) or of the Shares (including, without limitation, the right to vote the Shares purchased by Sparkle, on an equal basis with all other Shares, on all matters presented to the shareholders of Reeds), (iii) are reasonably likely to adversely affect, in any material respect, Reeds or Sparkle, or any of their respective affiliates or subsidiaries (an “Adverse Effect”), or result in a material diminution in the value of the Shares or the benefits (i.e., sole ownership of Reeds in a financial and operating condition at least substantially equal to its present financial and operating condition without any imposed conditions) expected to be derived by Sparkle as a result of the transactions contemplated by the Amended Offer or subsequent business combination and the Merger (a “Diminution in Value”), or (iv) seeks to impose any condition to the Amended Offer unacceptable to Sparkle; or

b. any statute, including without limitation any state anti-takeover statute, rule, regulation, order or injunction, shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable or which becomes applicable or asserted to be applicable to the Amended Offer or any subsequent business combination or the transactions contemplated by the Amended Offer or subsequent business combination that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

c. any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that has or is reasonably likely to have an adverse effect, in any material respect, on the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects of Reeds or any of its subsidiaries, or Sparkle shall have become aware of any fact that has or is reasonably likely to have such an adverse effect or results or is reasonably likely to result in a Diminution in Value; or

d. there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or materially adverse changes in, any currency or exchange control laws in the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the tender offer on January 29, 2004, a material acceleration or worsening thereof; or

e. a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another person, or it shall have been publicly disclosed or Sparkle shall have learned that (i) any person, entity or “group” (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 5% of the Shares, or shall have been granted any option or right, conditional or otherwise, to acquire more than 5% of the Shares, other than acquisitions for bona fide arbitrage purposes and other than acquisitions by persons or groups who have publicly disclosed in a Schedule 13D or 13G (or amendments thereto on file with the Commission) such ownership on or prior to December 2, 2003; (ii) any such person, entity or group who has publicly disclosed any such ownership of more than 5% percent of the Shares prior to such date shall have acquired or proposed to acquire additional Shares constituting more than 1% of the Shares, or shall have been granted any option or right to acquire more than 1% of the Shares; (iii) any new group was, or is, formed which beneficially owns more than 5% of the outstanding Shares; (iv) any person, entity or group shall have entered into a definitive agreement or an agreement in principal or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business) with or involving Reeds or any of its affiliates or subsidiaries; or (v) any person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire Reeds or assets or securities of Reeds; or

f. any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that has or is reasonably likely to have an Adverse Effect or results or is reasonably likely to result in a Diminution in Value.

The foregoing conditions in paragraphs (a) through (f) are for the sole benefit of Sparkle and may be asserted by Sparkle regardless of the circumstances giving rise to any such conditions, or may be waived by Sparkle as a whole or in part at any time and from time to time in its reasonable judgment; provided, however, that all conditions to the Amended Offer, other than those conditions dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the Offering Period. The determination as to whether any condition has occurred shall be in the reasonable judgement of Sparkle and will be final and binding on all parties. The failure by Sparkle at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time excluding any action or inaction by Sparkle as a reason for the assertion of a condition.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Amended Offer may, in certain circumstances, be extended in connection with any such change or waiver. All Offer Conditions, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to the Expiration Date or commencement of any Subsequent Offering Period.

11. EFFECT OF REEDS’ DISTRIBUTIONS ON THE AMENDED OFFER

If, on or after the date hereof, Reeds should (1) split, combine or otherwise change the Shares or its capitalization, (2) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares or (3) issue or sell additional Shares, Shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, to acquire any of the foregoing, other than Shares issued pursuant to the exercise of stock options outstanding as December 2, 2003, then, subject to the provisions of Supplemental Terms of the Tender Offer—Section 10 (“Certain Conditions of the Amended Offer”), Sparkle, in its sole discretion, may make such adjustments as it deems appropriate in the offer price and other terms of the Amended Offer, including, without limitation, the number or type of securities offered to be purchased.

If, on or after the date hereof, Reeds should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Shares purchased pursuant to the Amended Offer to Sparkle or its nominee or transferee on Reeds stock transfer records, then, subject to the provisions of Supplemental Terms of the Tender Offer—Section 10 (“Certain Conditions of the Amended Offer”) above, (1) the offer price and other terms of the Amended Offer may, in the sole discretion of Sparkle, be reduced by the amount of any such cash dividend or cash distribution and (2) the whole of any such noncash dividend, distribution or issuance to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of Sparkle and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Sparkle, accompanied by appropriate documentation of transfer, or (b) at the direction of Sparkle, be exercised for the benefit of Sparkle, in which case the proceeds of such exercise will promptly be remitted to Sparkle. Pending such remittance and subject to applicable law, Sparkle will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by Sparkle in its sole discretion. In the event that the offer price is reduced by any distributions made with respect to the Shares, at least ten (10) business days shall remain in the Offering Period (even if the Offering Period must be extended) from the date that notice of such price reduction is first published, sent, or given to Reeds’ shareholders.

12. CERTAIN LEGAL MATTERS

A detailed description of legal matters is set forth in the Offer to Purchase under the heading The Tender Offer – Section 12 (“Certain Legal Matters”).

13. FEES AND EXPENSES

Capitalink is acting as a financial advisor to Sparkle in connection with the tender offer. Sparkle has paid Capitalink as compensation for its services as financial advisor in connection with the tender offer a fee of up to $50,000. Sparkle has agreed to reimburse Capitalink for its reasonable out-of-pocket expenses incurred, including the fees and expenses of its counsel, in connection with the tender offer, and has agreed to indemnify Capitalink against certain liabilities and expenses in connection with the tender offer, including liabilities under the federal securities laws.

Sparkle has retained The Altman Group, Inc. to act as the Information Agent in connection with the tender offer. The Information Agent may contact holders of Shares by mail, telephone and in person, and may request brokers, dealers and other nominee shareholders to forward materials relating to the tender offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of its out-of-pocket expenses and Sparkle will indemnify the Information Agent against certain liabilities and expenses in connection with the tender offer, including liabilities under the federal securities laws.

Sparkle has retained Continental Stock Transfer & Trust Company to act as the Depositary in connection with the tender offer. Sparkle will pay the Depositary reasonable and customary compensation for its services in connection with the tender offer, plus reimbursement for its out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Sparkle for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Reeds will incur its own fees and expenses in connection with the tender offer. The following is a current estimate of the fees and expenses to be incurred by Sparkle in connection with the tender offer and Merger:

Filing Fees	$339.94
Financial Advisors’ Fees and Expenses	50,000.00
Legal Fees and Expenses	$175,000.00
Accounting Fees and Expenses	0.00
Depositary Fee	3,500.00
Information Agent Fee	7,000.00
Printing and Mailing Costs	8,000.00
Miscellaneous	3,500.00

Total	$247,339.94

Sparkle has not made any provisions in connection with this Amended Offer for Reeds’ shareholders to access its files or for Sparkle to provide counsel or legal advice to Reeds’ shareholders at Sparkle’s expense. For a discussion of dissenters’ rights see Offer to Purchase: The Tender Offer—Section 8 (“Merger and Dissenters’ Rights; ‘Going Private’ Rules”).

14. MISCELLANEOUS

The Amended Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Amended Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Sparkle may, however, in its sole discretion, take such action as it may deem necessary to make the Amended Offer in any such jurisdiction and extend the Amended Offer to holders of Shares in such jurisdiction. Sparkle is not aware of any jurisdiction in which the making of the Amended Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

Sparkle has filed with the Commission a Tender Offer Statement on Schedule TO and amendments thereto, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Amended Offer, and Sparkle reserves the right to make further amendments to the Offer to Purchase and to file additional amendments to Schedule TO. Such Tender Offer Statement includes within it the information required by the Commission’s Statement on Schedule 13E-3 relating to “going private” transactions. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner and as otherwise set forth in Supplemental Terms of the Tender Offer—Section 6 (“Certain Information Concerning Reeds”).

No person has been authorized to give any information or make any representation on behalf of Sparkle not contained in this Supplement, the Offer to Purchase, or in the revised Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT AND IN THE LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE AMENDED OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL, AS THE SAME HAVE BEEN AMENDED.

SPARKLE, LLC

April 29, 2004

The Depositary for the Amended Offer is:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Mail: 17 Battery Place, 8th Floor New York, NY 10004 Attn: Reorganization Department	By Hand: 17 Battery Place, 8th Floor New York, NY 10004 Attn: Reorganization Department	By Overnight, Certified or Express Mail Delivery: 17 Battery Place, 8th Floor New York, NY 10004 Attn: Reorganization Department

By Facsimile (for eligible institutions only): (212) 616-7610	Confirm Facsimile by Telephone: 212-509-4000 ext. 536

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of this Supplement, the Offer to Purchase, the revised Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Sparkle’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Amended Offer.

The Information Agent for the Amended Offer is:

THE ALTMAN GROUP, INC.

1275 VALLEY BROOK AVENUE

LYNDHURST, NEW JERSEY 07071

BANKS AND BROKERS CALL:

(201) 460-1200

ALL OTHERS CALL TOLL FREE:

(800) 249-7123

Facsimile: (201) 460-0050